Confidentially submitted to the U.S. Securities and Exchange Commission on October 13, 2026.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Imunon, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	52-1256615
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

997 Lenox Drive, Suite 100

Lawrenceville, NJ 08648

(609) 896-9100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stacy Lindborg

President and Chief Executive Officer

Imunon, Inc.

997 Lenox Drive, Suite 100

Lawrenceville, NJ 08648

(609) 896-9100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael Riella, Esq. Megan Gates, Esq. Sarah Griffiths, Esq. Covington & Burling LLP One International Place, Suite 1020 Boston, MA 02110-2600 (617) 603-8800	David Danovitch, Esq. Michael DeDonato, Esq. Sullivan & Worcester LLP 1251 Avenue of the Americas, 19th Floor New York, NY 10020 (212) 660-3060

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting offers to buy these securities, in any state where the offer or sale of these securities is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER __, 2026

PRELIMINARY PROSPECTUS

IMUNON, INC.

UP TO $25,000,000 OF SHARES OF COMMON STOCK

PRE-FUNDED WARRANTS TO PURCHASE UP TO $25,000,000 OF SHARES OF COMMON STOCK

PLACEMENT AGENT WARRANTS TO PURCHASE UP TO _________ SHARES OF COMMON STOCK

TRANCHE A COMMON WARRANTS TO PURCHASE UP TO __________ SHARES OF COMMON STOCK

TRANCHE B COMMON WARRANTS TO PURCHASE UP TO __________ SHARES OF COMMON STOCK

TRANCHE C COMMON WARRANTS TO PURCHASE UP TO __________ SHARES OF COMMON STOCK

TRANCHE D COMMON WARRANTS TO PURCHASE UP TO __________ SHARES OF COMMON STOCK

UP TO __________ SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF SUCH COMMON WARRANTS, PRE-FUNDED WARRANTS AND PLACEMENT AGENT WARRANTS

We are offering on a best efforts basis shares of our common stock, par value $0.01 per share (“Common Stock”), having an aggregate offering price of up to $25,000,000, together with warrants to purchase up to __________ shares of our Common Stock based on an assumed public offering price of $____ per share of Common Stock and accompanying common warrants, which was the closing price of our Common Stock on the Nasdaq Capital Market (“Nasdaq”) on October __, 2026. Each share of Common Stock, or a pre-funded warrant in lieu thereof (as described below), is being sold together with (i) a Tranche A common warrant to purchase one-half of one share of Common Stock (the “Tranche A common warrants”), (ii) a Tranche B common warrant to purchase one share of Common Stock (the “Tranche B common warrants”), (iii) a Tranche C common warrant to purchase one share of Common Stock (the “Tranche C common warrants”) and (iv) a Tranche D common warrant to purchase one share of Common Stock (the “Tranche D common warrants” and, together with the Tranche A common warrants, the Tranche B common warrants and the Tranche C common warrants, the “common warrants”), representing warrant coverage of 50%, 100%, 100% and 100%, respectively, of the aggregate number of shares of Common Stock and pre-funded warrants sold in this offering (for a total of 350% warrant coverage). The shares of Common Stock and common warrants are immediately separable and will be issued separately in this offering but must be purchased together in this offering. The Tranche A common warrants, Tranche B common warrants, Tranche C common warrants and Tranche D common warrants will have assumed exercise prices per share of $____, $____, $____ and $____, respectively, equal to 100%, 110%, 125% and 200%, respectively, of the assumed combined public offering price per share of Common Stock and accompanying common warrants. The common warrants will be immediately exercisable beginning on the effective date of stockholder approval of the issuance of the shares upon exercise of the common warrants (the “Warrant Stockholder Approval”); provided however, if (i) the offering is deemed a public offering or (ii) the Pricing Conditions (as defined below) are met, Warrant Stockholder Approval will not be required and the common warrants will be exercisable upon issuance (the “Initial Exercise Date”). As used herein “Pricing Conditions” means that the combined public offering price per share of Common Stock and accompanying common warrants is such that the Warrant Stockholder Approval is not required under the rules of Nasdaq because either (i) the offering is an at-the-market offering under Nasdaq rules and such price equals or exceeds the sum of (a) the applicable “Minimum Price” per share under Nasdaq Rule 5635(d) plus (b) $0.125 per whole share of Common Stock underlying the common warrants or (ii) the offering is a discounted offering where the pricing and discount (including attributing a value of $0.125 per whole share underlying the common warrants) meet the pricing requirements under Nasdaq’s rules.

The Tranche A common warrants will expire on the earlier of (i) 5:00 p.m. (New York City time) on the five-year anniversary of the Initial Exercise Date or the Warrant Stockholder Approval, as applicable or (ii) 30 trading days after the public announcement of the secondary endpoint readout (defined as ORR, time to second line therapy, R0 Surgical Response, or Chemotherapy Response of 3) from the OVATION 3 trial; provided that the daily volume-weighted average price (“VWAP”) of the common stock equals or exceeds 300% of the exercise price for 30 consecutive trading days. The Tranche B common warrants will expire on the earlier of (i) 5:00 p.m. (New York City time) on the five-year anniversary of the Initial Exercise Date or the Warrant Stockholder Approval, as applicable or (ii) 30 trading days after the public announcement of the secondary endpoint readout after 50% enrollment has been achieved, provided that the daily VWAP of the common stock equals or exceeds 300% of the exercise price for 30 consecutive trading days. The Tranche C common warrants will expire on the earlier of (i) 5:00 p.m. (New York City time) on the five-year anniversary of the Initial Exercise Date or the Warrant Stockholder Approval, as applicable; (ii) 30 trading days after the public announcement of full enrollment of the trial, no evidence of futility and an independent data monitoring committee recommendation to continue the trial, provided that the daily VWAP of the common stock equals or exceeds 300% of the exercise price for 30 consecutive trading days; or (iii) 30 trading days after public announcement of interim analysis at 60% of intent-to-treat (“ITT”) events meeting the FDA aligned, pre-specified threshold for success on the overall survival primary endpoint in the OVATION 3 trial. The Tranche D common warrants will expire on the earlier of (i) 5:00 p.m. (New York City time) on the seven-year anniversary of the Initial Exercise Date or the Warrant Stockholder Approval, as applicable or (ii) 30 trading days after public announcement of positive final overall survival primary endpoint with a p-value below the FDA-agreed threshold for approval.

This prospectus also relates to the shares of Common Stock issuable upon the exercise of the common warrants sold in this offering and the Placement Agent Warrants (as defined below) issued as compensation to the placement agent in connection with this offering.

We are also offering to certain purchasers whose purchase of shares of Common Stock in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Common Stock immediately following the consummation of this offering, the opportunity to purchase, if any such purchaser so chooses, pre-funded warrants in lieu of shares of Common Stock that would otherwise result in such purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Common Stock. Each pre-funded warrant offered in lieu of a share of Common Stock is being sold together with the common warrants that accompany each share of Common Stock. The public offering price of each pre-funded warrant and accompanying common warrants will be equal to the price at which one share of Common Stock and accompanying common warrants is sold to the public in this offering, minus $0.0001, and the exercise price of each pre-funded warrant will be $0.0001 per share. The pre-funded warrants will be immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full. The pre-funded warrants and common warrants are immediately separable and will be issued separately in this offering but must be purchased together in this offering. For each pre-funded warrant we sell, the number of shares of Common Stock we are offering will be decreased on a one-for-one basis. This prospectus also relates to the shares of Common Stock issuable upon exercise of the pre-funded warrants sold in this offering.

We have engaged Maxim Group LLC (“Maxim”) to act as our placement agent (the “Placement Agent”), to use its best efforts to arrange for the sale of the securities offered by this prospectus. Other than the Placement Agent Warrants issued as compensation to the Placement Agent, the Placement Agent is not purchasing or selling any of the securities we are offering, and the Placement Agent is not required to arrange the purchase or sale of any specific number or dollar amount of securities. We have agreed to pay to the Placement Agent the Placement Agent fees set forth in the table below, which assumes that we sell all of the securities offered by this prospectus.

We refer to the Common Stock, common warrants and pre-funded warrants to be sold in this offering collectively as the “securities.” The securities will be offered at a fixed price and are expected to be issued in a single closing. The offering will terminate on November__, 2026, unless (i) the closing occurs prior thereto or (ii) we decide to terminate the offering prior thereto (which we may do at any time in our discretion), except that the shares of Common Stock underlying the common warrants and shares of Common Stock underlying the pre-funded warrants will be offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). Investors purchasing securities offered hereby will have the option to execute a securities purchase agreement with us. We expect that the closing of the offering will occur one trading day after we price the securities offered hereby. When we price the securities, we will simultaneously enter into securities purchase agreements relating to the offering with those investors who so choose. The offering will settle delivery versus payment (“DVP”)/receipt versus payment (“RVP”). That is, on the closing date, we will issue the shares of Common Stock directly to the account(s) at the Placement Agent identified by each purchaser; upon receipt of such shares, the Placement Agent shall promptly electronically deliver such shares to the applicable purchaser, and payment therefor shall be made by the Placement Agent (or its clearing firm) by wire transfer to us.

Since we will deliver the securities to be issued in this offering upon our receipt of investor funds, we and the Placement Agent have not made any arrangements to place investor funds in an escrow account or trust account. Because this is a best efforts offering, the Placement Agent does not have an obligation to purchase any securities, and, as a result, there is a possibility that we may not be able to sell the securities. There is no minimum offering requirement as a condition of closing of this offering. Because there is no minimum offering amount required as a condition to closing this offering, we may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to pursue our business goals described in this prospectus. In addition, because there is no escrow account and no minimum offering amount, investors could be in a position where they have invested in our company, but we are unable to fulfill all of our contemplated objectives due to a lack of interest in this offering. Further, any proceeds from the sale of securities offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. See the section entitled “Risk Factors” for more information.

Our Common Stock is listed on the Nasdaq under the ticker symbol “IMNN.” On October 9, 2026, the last reported sale price per share of our Common Stock on Nasdaq was $1.08 per share. The actual public offering price per share of Common Stock and accompanying common warrants, and per pre-funded warrant and accompanying common warrants, will be determined between us, the Placement Agent and the investors in this offering at the time of pricing and may be at a discount to the current market price for our Common Stock, and the recent market price for our Common Stock used throughout this prospectus may not be indicative of the final offering price per share of Common Stock and accompanying common warrants, and per pre-funded warrant and accompanying common warrants. There is no established public trading market for the common warrants or the pre-funded warrants, and we do not expect such a market to develop. Without an active trading market, the liquidity of the pre-funded warrants and the common warrants will be limited. In addition, we do not intend to list the pre-funded warrants or the common warrants on Nasdaq, any other national securities exchange or any other trading system.

You should read this prospectus, together with additional information described under the headings “Incorporation of Certain Information by Reference” and “Where You Can Find More Information,” carefully before you invest in any of our securities.

Investing in our securities involves a high degree of risk. You should only purchase shares if you can afford the loss of your investment. Our independent registered public accountant has issued an audit opinion which includes a statement expressing substantial doubt as to our ability to continue as a going concern. See “Risk Factors” on page 9 of this prospectus and the section entitled “Risk Factors” included in our most recent Annual Report on Form 10-K, as revised or supplemented by our subsequent Quarterly Reports on Form 10-Q, which are incorporated herein by reference, for a discussion of information that you should consider before investing in our securities.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share and Accompanying Common Warrants	Per Pre-Funded Warrant and Accompanying Common Warrants	Total
Public offering price(1)	$	$	$
Placement Agent fees(2)	$	$	$
Proceeds to us, before expenses(3)	$	$	$

(1)	The combined public offering price is $____ per share of Common Stock and accompanying common warrants (or $______ per pre-funded warrant and accompanying common warrants).

(2)	Represents (i) a cash fee equal to seven percent (7.0%) of the aggregate purchase price paid by investors in this offering and (ii) warrants to the Placement Agent exercisable for a number of shares of Common Stock equal to 5.0% of the total number of securities sold in this offering, not including shares issued upon the exercise of warrants sold to the investors (the “Placement Agent Warrants ”). We have also agreed to pay the Placement Agent a solicitation fee equal to seven percent (7.0%) of the gross proceeds received by the Company upon exercise of each of the common warrants offered hereby and to reimburse the Placement Agent for its offering-related legal expenses in an amount up to $125,000. See “Plan of Distribution” for additional disclosure regarding compensation payable to the Placement Agent.

Because there is no minimum number of securities or amount of proceeds required as a condition to closing this offering, the actual public offering amount, Placement Agent fees, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above. See “Plan of Distribution” for more information.

(3)	Does not include proceeds from the exercise of the common warrants, pre-funded warrants and/or Placement Agent Warrants in cash, if any.

Delivery of the securities is expected to be made on or about October __, 2026, subject to satisfaction of certain conditions.

Maxim Group LLC

The date of this prospectus is October __, 2026

i

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated by reference in this prospectus and in any related free writing prospectus may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and releases issued by the SEC and within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements may relate to such matters as anticipated financial performance, business prospects, technological developments, product pipelines, clinical trials and research and development activities, the adequacy of capital reserves and anticipated operating results and cash expenditures, current and potential collaborations, strategic alternatives and other aspects of our present and future business operations and similar matters. These statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such statements include, without limitation:

●	any statements regarding future operations, plans, regulatory filings or approvals, including the plans and objectives of management for future operations or programs or proposed new products or services;
●	any statements regarding the performance, or likely performance, or outcomes or economic benefit of any of our research and development activities, proposed or potential clinical trials or new drug filing strategies or timelines, including whether any of our clinical trials will be completed successfully within any specified time period or at all;
●	any projections of earnings, cash resources, revenue, expense or other financial terms;
●	any statements regarding the initiation, timing, progress and results of our research and development programs, preclinical studies, any clinical trials and Investigational New Drug application, New Drug Application and other regulatory submissions;
●	any statements regarding cost and timing of development and testing, capital structure, financial condition, working capital needs and other financial items, including our ability to continue as a going concern;
●	any statements regarding the implementation of our business model and integration of acquired technologies, assets or businesses and existing or future collaborations, mergers, acquisitions or other strategic transactions;
●	any statements regarding approaches to medical treatment, any introduction of new products by others, any possible licenses or acquisitions of other technologies, assets or businesses, or possible actions by customers, suppliers, strategic partners, potential strategic partners, competitors or regulatory authorities;
●	any statements regarding development or success of our collaboration arrangements or future payments that may come due to us under these arrangements;
●	any statements regarding compliance with Nasdaq’s listing standards; and
●	any statements regarding future economic conditions or performance and any statement of assumptions underlying any of the foregoing.

In some cases, you can identify forward-looking statements by terminology such as “expect,” “anticipate,” “estimate,” “continue,” “plan,” “believe,” “could,” “intend,” “predict,” “project,” “may,” “should,” “will,” “would” and words of similar import regarding our expectations. Forward-looking statements are only predictions. Actual events or results may differ materially. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our industry, business and operations, we cannot guarantee that actual results will not differ materially from our expectations. In evaluating such forward-looking statements, you should specifically consider various factors, including, but not limited to, the inherent uncertainty in the drug development process, our ability to raise additional capital to fund our planned future operations and continue as a going concern, our ability to obtain or maintain U.S. Food and Drug Administration and foreign regulatory approvals for our drug candidates, potential impact of the Russian invasion of Ukraine and the unrest in the Middle East on our business, our ability to enroll patients in our clinical trials, risks relating to third parties’ conduct of our clinical trials, risks relating to government, private health insurers and other third-party payers coverage or reimbursement, risks relating to commercial potential of a drug candidate in development, changes in technologies for the treatment of cancer, impact of development of competitive drug candidates by others, risks relating to intellectual property, volatility in the market price of our Common Stock, potential inability to maintain compliance with Nasdaq listing rules and the impact of adverse capital and credit market conditions. These and other risks and assumptions are outlined under “Risk Factors” contained in this prospectus and any related free writing prospectus, and in our most recent Annual Report on Form 10-K, as revised or supplemented by our subsequent Quarterly Reports on Form 10-Q, incorporated by reference into this prospectus, as well as any amendments thereto reflected in subsequent filings with the SEC. The discussion of risks and uncertainties set forth in this prospectus or referenced in those filings is not necessarily a complete or exhaustive list of all risks facing us at any particular point in time. We operate in a highly competitive, highly regulated and rapidly changing environment, and our business is in a state of evolution. Therefore, it is likely that new risks will emerge, and the nature and elements of existing risks will change. It is not possible for management to predict all such risk factors or changes therein or to assess either the impact of all such risk factors on our business or the extent to which any individual risk factor, combination of factors or new or altered factors may cause results to differ materially from those contained in any forward-looking statement. Forward-looking statements represent our estimates and assumptions only as of the date such forward-looking statements are made. You should carefully read this prospectus and any related free writing prospectus, together with the information incorporated herein or therein by reference as described under the section titled “Incorporation of Certain Information by Reference,” and with the understanding that our actual future results may materially differ from what we expect.

Forward-looking statements speak only as of the date they are made, and we assume no obligation to update any forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available, except as required by law.

1

ABOUT THIS PROSPECTUS

As used in this prospectus, unless the context otherwise requires or indicates, references to “the Company,” “we,” “our,” “ourselves,” and “us” refer to Imunon, Inc.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf that we have referred you to. Neither we nor the Placement Agent have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different, or inconsistent information, you should not rely on it. We and the Placement Agent take no responsibility for, and can provide no assurance as to, the reliability of any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. We and the Placement Agent are not making an offer of these securities in any state, country, or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any free writing prospectus is accurate as of any date other than the date of the applicable document regardless of its time of delivery or the time of any sales of our securities. Our business, financial condition, results of operations and cash flows may have changed since the date of the applicable document.

This prospectus describes the specific details regarding this offering and the terms and conditions of our securities being offered hereby and the risks of investing in our securities. For additional information, please see the section entitled “Where You Can Find More Information.”

You should not interpret the contents of this prospectus or any free writing prospectus to be legal, tax, business, or financial advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial, and other issues that you should consider before investing in our securities.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, and market opportunity, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Notice Regarding Forward-Looking Statements.”

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to the registration statement of which this prospectus is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

The Company’s brand and product names contained in this prospectus are trademarks, registered trademarks, or service marks of Imunon, Inc. or its subsidiary in the United States (“U.S.”) and certain other countries.

All other trademarks, trade names and service marks appearing in this prospectus or the documents incorporated by reference herein are the property of their respective owners. Use or display by us of other parties’ trademarks, trade dress or products is not intended to and does not imply a relationship with, or endorsements or sponsorship of, us by the trademark or trade dress owner. Solely for convenience, trademarks, tradenames and service marks referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and trade names.

2

PROSPECTUS SUMMARY

This summary highlights certain information about us, this offering and selected information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you or that you should consider before investing in our securities. You should read the entire prospectus carefully, especially the information under “Risk Factors” set forth in this prospectus and the information in the documents incorporated by reference into this prospectus. This prospectus contains forward-looking statements, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may vary materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth under “Risk Factors” in this prospectus and under similar captions in the documents incorporated by reference into this prospectus. See “Cautionary Notice Regarding Forward-Looking Statements.”

Business Overview

Imunon is a clinical-stage biotechnology company focused on advancing a portfolio of innovative treatments that harness the body’s natural mechanisms with the aim to generate safe, effective, and durable responses across a broad array of human diseases, constituting a differentiating approach from conventional therapies. Imunon is developing its non-viral DNA technology across its modalities. The first modality, TheraPlas®, is being developed for the coding of proteins and cytokines in the treatment of solid tumors where an immunological approach is deemed promising.

The Company’s lead clinical program, IMNN-001, is a DNA-based immunotherapy for the localized treatment of advanced ovarian cancer that has completed multiple clinical trials including one Phase 2 clinical trial (“OVATION 2”) and is currently conducting a Phase 3 clinical trial (“OVATION 3”) and a supportive translational data Phase 2 clinical trial (“MRD Study”).

●	The OVATION 3 trial is evaluating intraperitoneal IMNN-001 at 100 mg/m² in combination with standard-of-care neoadjuvant and adjuvant chemotherapy versus chemotherapy alone in patients with newly diagnosed advanced epithelial ovarian cancer. The trial is enrolling an all-comers population that includes both homologous recombination-deficient and homologous recombination-proficient patients. The primary endpoint is overall survival, with secondary endpoints including chemotherapy response score, surgical response score at interval debulking surgery, time to second-line treatment or death, and objective response rate (“ORR”).
●	The OVATION 2 trial evaluated the dosing, safety, efficacy and biological activity of intraperitoneal administration of IMNN-001 in combination with neoadjuvant and adjuvant chemotherapy (“N/ACT”) of paclitaxel and carboplatin in patients newly diagnosed with advanced epithelial ovarian, fallopian tube or primary peritoneal cancer. 112 patients were randomized 1:1 and evaluated for safety and efficacy to compare N/ACT plus IMNN-001 versus standard-of-care N/ACT. In accordance with the study protocol, patients randomized to the IMNN-001 treatment arm could receive up to 17 weekly doses of 100 mg/m2 in addition to N/ACT. As a Phase 2 study, OVATION 2 was not powered for statistical significance. The primary endpoints were safety and progression-free survival (“PFS”). Additional endpoints included objective response rate, chemotherapy response score and surgical response.
●	The MRD Study is evaluating IMNN-001 in combination with standard-of-care neoadjuvant and adjuvant chemotherapy (as in OVATION-2 and OVATION-3) plus bevacizumab in women with newly diagnosed advanced ovarian cancer. Patients undergo second-look laparoscopy (“SLL”) to assess for minimal residual disease (“MRD”), followed by maintenance therapy assigned according to homologous recombination deficiency (“HRD”) status. The primary endpoint of the study is MRD-positive rate at SLL. The study also includes serial translational/biomarker analyses of tumor tissue, circulating tumor DNA (“ctDNA”), microbiome, and intraperitoneal fluid, to further characterize IMNN-001’s impact on the tumor immune microenvironment.

IMNN-001 works by instructing the body, at the cellular level, to produce safe and durable therapeutic levels of powerful cancer-fighting molecules, such as interleukin-12 and interferon gamma, at the tumor site. Additionally, the Company has completed a first-in-human study of its COVID-19 booster vaccine (“IMNN-101”). The Company will continue to leverage these modalities and to advance, either directly or through partnership, the technological frontier of plasmid DNA to better serve patients with difficult-to-treat conditions.

Recent Developments

In July 2026, the Company reported encouraging preliminary data from the MRD Study, which is designed both to evaluate the clinical activity of IMNN-001 and to better understand how IMNN-001 remodels the tumor immune microenvironment following frontline treatment. Among patients who reached the study’s primary assessment at SLL, treatment with IMNN-001 was associated with:

●	A lower rate of MRD positivity compared with the control arm (44% versus 67%) (lower is better);
●	Higher clearance of ctDNA (87.5% versus 62.5%) (higher is better); and
●	A higher proportion of patients achieving “no evidence of disease” following frontline therapy (100% versus 56%).

In August 2026, the MRD Study’s Independent Data Monitoring Committee (“IDMC”) recommended the ongoing Phase 2 MRD Study to continue without modification following its review of all safety data to date. There were no cytokine release syndrome, systemic toxicities or serious immune-related adverse events observed to date, reinforcing IMNN-001’s differentiated safety profile as an IL-12-based immunotherapy. The MRD Study has now demonstrated the safety and tolerability of IMNN-001 both in combination with bevacizumab and in the maintenance setting.

3

On September 10, 2026, the Company announced that it has entered into a Cooperative Research and Development Agreement (“CRADA”) with the National Cancer Institute (“NCI”), part of the National Institutes of Health. Under the CRADA, Imunon and the NCI’s Cancer Therapy Evaluation Program (“CTEP”), which assumes regulatory sponsorship, will support further clinical and non-clinical development of IMNN-001, under the NCI Experimental Therapeutics (“NExT”) Program managed by CTEP. Under the agreement, NCI and associated investigators will evaluate IMNN-001 in new solid tumor indications and combination regimens, building on clinical data from the Company’s ongoing ovarian cancer program. The collaboration provides an opportunity to leverage NCI resources for generating additional clinical data for IMNN-001 in new indications. IMNN-001 is the first gene-based immunotherapy selected by NCI/CTEP for partnered clinical development under a CRADA.

On September 23, 2026, the Company held its annual R&D Day presentation. The Company reviewed final overall survival results from the randomized Phase 2 OVATION 2 Study, preliminary clinical and translational findings from the Phase 2 MRD Study conducted in partnership with Break Through Cancer and led by investigators at The University of Texas MD Anderson Cancer Center, and enrollment and operational progress in the ongoing pivotal Phase 3 OVATION 3 trial.

The highlights included:

●	Review of final Phase 2 overall survival results – a 14.7-month median overall survival improvement in the IMNN-001 arm over the control arm observed in the OVATION 2 trial, a 112-patient randomized Phase 2 study (women who received IMNN-001 plus neoadjuvant and adjuvant chemotherapy achieved a median overall survival of 45.1 months compared with 30.4 months for standard of care alone)
●	Preliminary MRD Study Data and translational findings
●	Pathway to confirmatory readout in OVATION 3, which is enrolling ahead of schedule
●	Testimonial conversation with an OVATION 1 participant now 10 years from diagnosis

Dr. Lindborg opened the event by framing three questions to which the Company planned to present answers:

●	Why systemic treatment with IL-12 had failed historically,
●	Why IMNN-001 is different, and
●	Why the Company believes that the OVATION 3 trial will be the value-defining chapter of the program.

Douglas V. Faller, M.D., Ph.D., Chief Medical Officer, reviewed why recombinant IL-12 development programs were abandoned after dose-limiting systemic toxicity, and how IMNN-001 is designed to produce durable, local IL-12 in the peritoneal cavity where advanced ovarian cancer lives and spreads. Key points presented included:

●	IMNN-001 is not recombinant IL-12 cytokine injected into the bloodstream. Instead, it instructs the patient’s own cells to produce IL-12 locally, activating both innate and adaptive immunity and remodeling a “cold” tumor microenvironment toward a “hot” antitumor state.
●	Immune biomarker work from OVATION 1 and OVATION 2 showed increased recruitment of CD8+ T cells, myeloid dendritic cells and M1 macrophages, with decreases in immunosuppressive markers, consistent with the intended mechanism of action.
●	The OVATION 2 safety profile did not include the toxicities that closed earlier systemic IL-12 programs: no cytokine release syndrome, no serious systemic immune-related adverse events of the type that historically halted development, and a consistent, manageable profile dominated by gastrointestinal events, including abdominal pain in a minority of patients associated with intraperitoneal administration.
●	Consistent with the safety profile of IMNN-001 as demonstrated across multiple past and ongoing trials, the IDMCs recommended continuation without modification for both OVATION 3 (mid-2026) and the MRD Study (August 2026).

Premal H. Thaker, M.D., David & Lynn Mutch Distinguished Professor, Chief of Gynecologic Oncology and Director of Gynecologic Oncology Clinical Research at Washington University School of Medicine, and study chair of OVATION 2 and OVATION 3, while noting that OVATION 2 was not powered for survival, placed the survival results for OVATION 2 and plans for OVATION 3 in the context of a frontline standard that has been essentially unchanged for more than 25 years. Highlights of Dr. Thaker’s presentation included:

●	In the intent-to-treat population of the randomized, 112-patient OVATION 2 study, median overall survival was 45.1 months with IMNN-001 plus neoadjuvant and adjuvant chemotherapy versus 30.4 months with standard of care alone, a 14.7-month difference. The benefit widened as the data matured from the July 2024 readout (11.1 months) to the December 2025 final analysis.
●	In the PARP inhibitor maintenance subgroup, median overall survival was 65.6 months versus 41.4 months, a 24.2-month improvement.
●	Primary and secondary endpoints and the safety profile in OVATION 2 favored IMNN-001, with translational evidence of local immune activation at the tumor site.
●	OVATION 3 operational progress: protocol submission to site activation in approximately six months; protocol approval to first patient randomized in approximately two months; observed study-level enrollment of about 0.5 patients per site per month versus a 0.3 planning assumption. The Company is targeting completion of enrollment in the first quarter of 2029.

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Amir Jazaeri, M.D., Vice Chair for Clinical Research and Director of the Gynecologic Cancer Immunotherapy Program at MD Anderson Cancer Center, and lead principal investigator of the Phase 2 MRD Study, presented preliminary clinical and translational findings, noting that while the sample size is still too small to evaluate efficacy, early results appear encouraging. Among patients who have reached second-look laparoscopy to date:

●	MRD-positive rate: 44.4% (4/9) in the IMNN-001 arm versus 66.7% (6/9) in the control arm.
●	ctDNA clearance: 87.5% (7/8) with IMNN-001 versus 62.5% (5/8) in control.
●	Median RFS was 26.1 months in the IMNN-001 experimental arm as compared with the control arm (11.4 months).
●	No evidence of disease after frontline therapy: 9 of 9 evaluable patients (100%) in the IMNN-001 experimental arm versus 5 of 9 (56%) in the control arm.
●	Biomarker data indicates IMNN-001 is preferentially taken up by macrophages in peritoneal fluid and tumor tissue, driving local IL-12 expression, remodeling of the tumor microenvironment, and expanding T-cell receptor clones consistent with induction of anti-cancer immunity. These findings are preliminary and based on patients who have reached the SLL assessment point.

William Bradley, M.D., Professor and Vice Chair for Clinical Research in the Division of Gynecologic Oncology at the Medical College of Wisconsin, and a principal investigator across OVATION 1, 2 and 3, joined an OVATION 1 participant in a prerecorded conversation on what diagnosis, successful treatment with IMNN-001, and the years that followed have meant to her in clinic and at home. The participant, treated with IMNN-001 on the Phase 1b OVATION 1 study, is now almost 10 years from diagnosis and reports remaining free of cancer recurrence.

Dr. Lindborg closed the event by describing the Company’s near-term catalysts, including two pre-planned event-driven interim analyses in OVATION 3 designed to create a path to an earlier biologics license application for full approval if the survival signal crosses the pre-specified threshold.

Corporate Information

We were founded in 1982 and are a Delaware corporation. Our principal executive offices are located at 997 Lenox Drive, Suite 100, Lawrenceville, NJ 08648. Our telephone number is (609) 896-9100. Our website is www.imunon.com. The information contained on or that can be accessed through our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus or in deciding to purchase our securities.

We are a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates is less than $700 million and our annual revenue was less than $100 million during our most recently completed fiscal year. We may continue to be a smaller reporting company if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. For so long as we remain a smaller reporting company, we are permitted and intend to rely on exemptions from certain disclosure and other requirements that are applicable to other public companies that are not smaller reporting companies.

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THE OFFERING

Common Stock and common warrants offered by us

Shares of Common Stock (or pre-funded warrants in lieu thereof) having an aggregate offering price of up to $25,000,000 and common warrants to purchase up to __________ shares of Common Stock on a “best efforts” basis at an assumed offering price of $____ per share of Common Stock and accompanying common warrants (which was the closing price of our Common Stock on Nasdaq on October __, 2026) (or $____ per pre-funded warrant and accompanying common warrants). Each share of Common Stock (or pre-funded warrant) is being sold together with (i) one Tranche A common warrant to purchase one-half of one share of Common Stock, (ii) one Tranche B common warrant to purchase one share of Common Stock, (iii) one Tranche C common warrant to purchase one share of Common Stock and (iv) one Tranche D common warrant to purchase one share of Common Stock, representing 350% aggregate warrant coverage (50% coverage in the form of Tranche A common warrants and 100% coverage in the form of each of the Tranche B common warrants, Tranche C common warrants and Tranche D common warrants). The shares of Common Stock or pre-funded warrants, respectively, and common warrants are immediately separable and will be issued separately in this offering, but must initially be purchased together in this offering. The common warrants are exercisable beginning on the effective date of the Warrant Stockholder Approval, provided however, if (i) the offering is deemed a public offering or (ii) the Pricing Conditions are met, Warrant Stockholder Approval will not be required and the common warrants will be exercisable on the Initial Exercise Date. The Tranche A common warrants, Tranche B common warrants, Tranche C common warrants and Tranche D common warrants will have assumed exercise prices equal to $____, $____, $____ and $____ per share, respectively (equal to 100%, 110%, 125% and 200%, respectively, of the assumed combined public offering price per share of Common Stock and accompanying common warrants). The Tranche A common warrants will expire on the earlier of (i) 5:00 p.m. (New York City time) on the five-year anniversary of the Initial Exercise Date or the Warrant Stockholder Approval, as applicable or (ii) 30 trading days after the public announcement of the secondary endpoint readout (defined as ORR, time to second line therapy, R0 Surgical Response, or Chemotherapy Response of 3) from the OVATION 3 trial; provided that the daily volume-weighted average price (“VWAP”) of the common stock equals or exceeds 300% of the exercise price for 30 consecutive trading days. The Tranche B common warrants will expire on the earlier of (i) 5:00 p.m. (New York City time) on the five-year anniversary of the Initial Exercise Date or the Warrant Stockholder Approval, as applicable or (ii) 30 trading days after the public announcement of the secondary endpoint readout after 50% enrollment has been achieved, provided that the daily VWAP of the common stock equals or exceeds 300% of the exercise price for 30 consecutive trading days. The Tranche C common warrants will expire on the earlier of (i) 5:00 p.m. (New York City time) on the five-year anniversary of the Initial Exercise Date or the Warrant Stockholder Approval, as applicable; (ii) 30 trading days after the public announcement of full enrollment of the trial, no evidence of futility and an independent data monitoring committee recommendation to continue the trial, provided that the daily VWAP of the common stock equals or exceeds 300% of the exercise price for 30 consecutive trading days; or (iii) 30 trading days after public announcement of interim analysis at 60% of ITT events meeting the FDA aligned, pre-specified threshold for success on the overall survival primary endpoint in the OVATION 3 trial. The Tranche D common warrants will expire on the earlier of (i) 5:00 p.m. (New York City time) on the seven-year anniversary of the Initial Exercise Date or the Warrant Stockholder Approval, as applicable or (ii) 30 trading days after public announcement of positive final overall survival primary endpoint with a p-value below the FDA-agreed threshold for approval.

This prospectus also relates to the offering of the shares of Common Stock issuable upon exercise of the common warrants and pre-funded warrants. For more information regarding the common warrants and pre-funded warrants, you should carefully read the section titled “Description of Securities We Are Offering” in this prospectus.

Pre-funded warrants offered by us in this offering	We are also offering to each purchaser whose purchase of shares in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Common Stock immediately following the consummation of this offering, the opportunity to purchase, if the purchaser so chooses, pre-funded warrants (each pre-funded warrant to purchase one share of our Common Stock) in lieu of shares that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% of our outstanding Common Stock (or, at the election of the purchaser, 9.99%). Each pre-funded warrant offered in lieu of a share of Common Stock is being sold together with the common warrants that accompany each share of Common Stock. The purchase price of each pre-funded warrant and accompanying common warrants will equal the price at which one share of Common Stock and accompanying common warrants are being sold to the public in this offering, minus $0.0001, and the exercise price of each pre-funded warrant will be $0.0001 per share. The pre-funded warrants will be exercisable immediately and may be exercised at any time until all of the pre-funded warrants are exercised in full. For each pre-funded warrant we sell, the number of shares of Common Stock we are offering will be decreased on a one-for-one basis.

Placement Agent Warrants	As compensation, we have agreed to issue warrants to the Placement Agent to purchase up to __________ shares of Common Stock, an amount equal to 5.0% of the total number of securities sold in this offering, not including shares issued upon the exercise of warrants sold to the investors. The Placement Agent Warrants will be exercisable for the purchase of shares of our common stock at a price per share equal to the combined purchase price per share of common stock (or pre-funded warrant) and accompanying common warrants in this offering. We are also registering the shares of Common Stock issuable upon the exercise of the Placement Agent Warrants. The Placement Agent Warrants will be exercisable at a price equal to 110% of the public offering price and will expire five (5) years after the effective date of the Registration Statement of which this prospectus forms a part.

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Best efforts offering	We have agreed to issue and sell the securities offered hereby to the purchasers through the Placement Agent. The Placement Agent is not required to buy or sell any specific number or dollar amount of the securities offered hereby, but will use its best efforts to solicit offers to purchase the securities offered by this prospectus. See “Plan of Distribution” beginning on page 22 of this prospectus.

Common Stock to be outstanding after the offering	__________ shares (assuming all of the securities we are offering under this prospectus are sold, and assuming no sale of pre-funded warrants, which, if sold, would reduce the number of shares of Common Stock that we are offering on a one-for-one basis, and no exercise of the common warrants issued in this offering or Placement Agent Warrants issued as compensation to the Placement Agent).

Use of proceeds	We expect to use the net proceeds from this offering for general corporate purposes, primarily for the clinical development of our lead product candidate (IMNN-001), capital expenditures and working capital. See “Use of Proceeds.”

Lock-Up Agreements	We, our directors, officers and any other holders of five percent (5%) of our Common Stock have agreed with the Placement Agent, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our Common Stock or securities convertible into or exercisable or exchangeable for our Common Stock for a period of (i) 90 days after the completion of this offering if the aggregate gross proceeds received by the Company equal or exceed $10,000,000 or (ii) 45 days after the completion of this offering if the aggregate gross proceeds received by the Company are less than $10,000,000. See “Plan of Distribution” for more information.

Nasdaq Symbol	Our Common Stock is listed on Nasdaq under the symbol “IMNN.”

Risk Factors	Investing in our securities involves a high degree of risk. You should carefully review and consider the “Risk Factors” section of this prospectus and in the documents incorporated by reference in this prospectus for a discussion of factors to consider before deciding to invest in our securities.

The number of shares of our Common Stock outstanding is based on an aggregate of 4,665,660 shares of our Common Stock outstanding as of June 30, 2026 and excludes:

●	258,646 shares of Common Stock issuable upon the exercise of outstanding stock options as of June 30, 2026, having a weighted average exercise price of $4.31 per share;
●	2,904,361 shares of Common Stock issuable upon the exercise of outstanding warrants and pre-funded warrants as of June 30, 2026, having a weighted average exercise price of $5.04 per share; and
●	803,000 shares of Common Stock reserved for future issuance pursuant to our existing stock incentive plan.

Except as otherwise noted, the above information reflects and assumes no sale of pre-funded warrants in this offering, which, if sold, would reduce the number of shares of Common Stock that we are offering on a one-for-one basis, no exercise of any common warrants issued in this offering or Placement Agent Warrants issued as compensation to the Placement Agent, and no exercise of outstanding stock options or warrants after June 30, 2026.

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RISK FACTORS

In evaluating the Company, its business and any investment in the Company, you should carefully consider the following information about risks, together with the other information described in or incorporated by reference in this prospectus, before making an investment in our securities, including the additional risk factors incorporated by reference from Item 1A of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as filed with the SEC on March 31, 2026, any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, and all other documents incorporated by reference into this prospectus (see “Incorporation of Certain Information by Reference”). If any of the circumstances or events described below actually arises or occurs, our business, results of operations, cash flows and financial condition could be harmed. In any such case, the market price of our Common Stock could decline, and you may lose all or part of your investment.

Risks Related to this Offering and Our Securities

Future sales and issuances of our Common Stock or other securities might result in significant dilution and could cause the price of our Common Stock to decline.

To raise capital, we may sell Common Stock, convertible securities or other equity securities in one or more transactions, at prices and in a manner we determine from time to time. The price per share at which we sell additional shares of our Common Stock, or securities convertible or exchangeable into Common Stock, in future transactions may be higher or lower than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders.

We cannot predict what effect, if any, sales of shares of our Common Stock in the public market or the availability of shares for sale will have on the market price of our Common Stock. However, future sales of substantial amounts of our Common Stock in the public market, including shares issued upon exercise of outstanding options or warrants, or the perception that such sales may occur, could adversely affect the market price of our Common Stock.

If you purchase shares of our Common Stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing shares of our Common Stock in this offering will pay a price per share that substantially exceeds the net tangible book value per share. As a result, investors purchasing shares of our Common Stock in this offering will incur immediate dilution of $____ per share, representing the difference between the assumed public offering price per share of Common Stock and accompanying common warrants and our net tangible book value per share as of June 30, 2026. To the extent outstanding options or warrants to purchase our Common Stock are exercised, new investors may incur further dilution. For more information on the dilution you may experience as a result of investing in this offering, see the section of this prospectus entitled “Dilution.”

Management will have broad discretion as to the use of the proceeds from the offering and uses may not improve our financial condition or market value.

Because we have not designated the amount of net proceeds from the offering to be used for any particular purpose, our management will have broad discretion as to the application of such net proceeds and could use them for purposes other than those contemplated hereby. Our management may use the net proceeds for corporate purposes that may not improve our financial condition or market value.

We may not receive any additional funds upon exercise of the common warrants.

The common warrants may be exercised on a cashless basis under certain circumstances. As a result, even if the common warrants are exercised, we may not receive any cash proceeds from such exercise. In addition, there can be no assurance that any of the common warrants will be exercised prior to their expiration. Accordingly, we may not receive any additional capital from the common warrants.

There is no public market for the common warrants or pre-funded warrants being offered in this offering.

There is no established public trading market for the common warrants or pre-funded warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the common warrants or pre-funded warrants on any securities exchange or nationally recognized trading system, including Nasdaq. Without an active market, the liquidity of the common warrants and pre-funded warrants will be limited.

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Holders of common warrants or pre-funded warrants purchased in this offering will have no rights as common stockholders until such holders exercise their warrants or pre-funded warrants and acquire our Common Stock.

Until holders of common warrants or pre-funded warrants acquire shares of our Common Stock upon exercise thereof, holders of such warrants will have no rights with respect to the shares of our Common Stock underlying such warrants. Upon exercise of the common warrants or pre-funded warrants, the holders will be entitled to exercise the rights of a Common Stockholder only as to matters for which the record date occurs after the exercise date.

If we are unable to obtain the Warrant Stockholder Approval and the Pricing Conditions are not satisfied, the common warrants will not become exercisable and may have little or no value.

The common warrants will not become exercisable unless we obtain the Warrant Stockholder Approval, the offering is deemed a public offering or the Pricing Conditions are satisfied such that the Warrant Stockholder Approval is not required. There can be no assurance that we will obtain the Warrant Stockholder Approval, the offering will be deemed a public offering or that the Pricing Conditions will be satisfied. If these conditions do not occur, the common warrants will not become exercisable, and investors may never be able to realize value from the common warrants.

If we do not maintain a current and effective prospectus relating to the Common Stock issuable upon exercise of the common warrants and pre-funded warrants, public holders will only be able to exercise such common warrants and pre-funded warrants on a “cashless basis.”

If we do not maintain a current and effective prospectus relating to the shares of Common Stock issuable upon exercise of the common warrants and pre-funded warrants at the time that holders wish to exercise such warrants, they will only be able to exercise them on a “cashless basis,” and under no circumstances would we be required to make any cash payments or net cash settle such warrants to the holders. As a result, the number of shares of Common Stock that holders will receive upon exercise of the common warrants and pre-funded warrants will be fewer than it would have been had such holders exercised their common warrants or pre-funded warrants for cash. We will use our best efforts to maintain a current and effective prospectus relating to the shares of Common Stock issuable upon exercise of such warrants until the expiration of such warrants. However, we cannot assure you that we will be able to do so. If we are unable to do so, the potential “upside” of the holder’s investment in our Company may be reduced.

The common warrants and pre-funded warrants are speculative in nature.

The common warrants and pre-funded warrants offered hereby do not confer any rights of Common Stock ownership on their holders, such as voting rights, but rather merely represent the right to acquire shares of our Common Stock at a fixed price. Specifically, commencing on the Initial Exercise Date or the effective date of the Warrant Stockholder Approval, as applicable, holders of the common warrants may exercise their right to acquire shares of our Common Stock upon payment of the applicable exercise price. Holders of the pre-funded warrants may exercise their pre-funded warrants immediately upon issuance upon payment of the applicable exercise price. The exercise price of the common warrants is assumed here to be $____, $____, $____ and $____ per share in the case of the Tranche A common warrants, Tranche B common warrants, Tranche C common warrants and Tranche D common warrants, respectively, equal to 100%, 110%, 125% and 200%, respectively, of the assumed combined public offering price per share of Common Stock and accompanying common warrants (the closing price of our Common Stock on Nasdaq on _______, 2026), in the case of common warrants and an exercise price of $0.0001 per share in the case of pre-funded warrants. Moreover, following this offering, the market value of the common warrants and pre-funded warrants is uncertain and there can be no assurance that the market value of the common warrants or pre-funded warrants will equal or exceed their imputed public offering prices. Furthermore, each common warrant may expire prior to its stated five-year (or, in the case of the Tranche D common warrants, seven-year) term upon the occurrence of specified milestones, as described in the following risk factor, and each pre-funded warrant will not expire until it has been exercised in full. In the event the price of our Common Stock does not exceed the exercise price of the applicable common warrants during the period when such common warrants are exercisable, the common warrants may not have any value. There is no established public trading market for common warrants and pre-funded warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the common warrants or pre-funded warrants on any securities exchange or nationally recognized trading system, including Nasdaq. Without an active market, the liquidity of the common warrants and pre-funded warrants will be limited.

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The common warrants may expire before their stated expiration dates upon the achievement of specified milestones, and holders of the common warrants will not receive any consideration if the common warrants expire unexercised.

Each tranche of common warrants is subject to accelerated expiration upon the occurrence of specified clinical or regulatory milestones. The Tranche A common warrants will expire on the earlier of (i) 5:00 p.m. (New York City time) on the five-year anniversary of the Initial Exercise Date or the Warrant Stockholder Approval, as applicable or (ii) 30 trading days after the public announcement of the secondary endpoint readout (defined as ORR, time to second line therapy, R0 Surgical Response, or Chemotherapy Response of 3) from the OVATION 3 trial; provided that the daily volume-weighted average price (“VWAP”) of the common stock equals or exceeds 300% of the exercise price for 30 consecutive trading days. The Tranche B common warrants will expire on the earlier of (i) 5:00 p.m. (New York City time) on the five-year anniversary of the Initial Exercise Date or the Warrant Stockholder Approval, as applicable or (ii) 30 trading days after the public announcement of the secondary endpoint readout after 50% enrollment has been achieved, provided that the daily VWAP of the common stock equals or exceeds 300% of the exercise price for 30 consecutive trading days. The Tranche C common warrants will expire on the earlier of (i) 5:00 p.m. (New York City time) on the five-year anniversary of the Initial Exercise Date or the Warrant Stockholder Approval, as applicable; (ii) 30 trading days after the public announcement of full enrollment of the trial, no evidence of futility and an independent data monitoring committee recommendation to continue the trial, provided that the daily VWAP of the common stock equals or exceeds 300% of the exercise price for 30 consecutive trading days; or (iii) 30 trading days after public announcement of interim analysis at 60% of ITT events meeting the FDA aligned, pre-specified threshold for success on the overall survival primary endpoint in the OVATION 3 trial. The Tranche D common warrants will expire on the earlier of (i) 5:00 p.m. (New York City time) on the seven-year anniversary of the Initial Exercise Date or the Warrant Stockholder Approval, as applicable or (ii) 30 trading days after public announcement of positive final overall survival primary endpoint with a p-value below the FDA-agreed threshold for approval. In the case of the Tranche A common warrants, Tranche B common warrants and Tranche C common warrants, accelerated expiration upon the applicable announcement described above is conditioned on the daily VWAP of our Common Stock equaling or exceeding 300% of the applicable exercise price for 30 consecutive trading days. As a result, holders may have only a limited period of time following a milestone announcement to exercise their common warrants, and any common warrants that are not exercised prior to such accelerated expiration date will expire worthless. We cannot predict whether or when any such milestone will occur, and the timing of these milestones is subject to the risks associated with the clinical development and regulatory review. Until a holder acquires shares of Common Stock upon exercise of a common warrant, such holder will have no rights with respect to the shares of Common Stock underlying such common warrant. As a result, the common warrants are highly speculative in nature and holders may lose all or a substantial portion of the value attributable to the common warrants.

This is a best efforts offering, with no minimum amount of securities required to be sold, and we may sell fewer than all of the securities offered hereby.

The Placement Agent has agreed to use its best efforts to solicit offers to purchase the securities in this offering. The Placement Agent has no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of the securities. There is no required minimum number of securities that must be sold as a condition to completion of this offering, and there can be no assurance that the offering contemplated hereby will ultimately be consummated. Even if we sell securities offered hereby, because there is no minimum offering amount required as a condition to closing of this offering, the actual offering amount is not presently determinable and may be substantially less than the maximum amount set forth on the cover page of this prospectus. We may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us. Thus, we may not raise the amount of capital we believe is required for our operations in the short-term and may need to raise additional funds, which may not be available or available on terms acceptable to us.

Because there is no minimum required for the offering to close, investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to pursue the business goals outlined in this prospectus.

We have not specified a minimum offering amount nor have or will we establish an escrow account in connection with this offering. Because there is no escrow account and no minimum offering amount, investors could be in a position where they have invested in our Company, but we are unable to fulfill our objectives due to a lack of interest in this offering. Further, because there is no escrow account in operation and no minimum investment amount, any proceeds from the sale of securities offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. Investor funds will not be returned under any circumstances whether during or after the offering.

This offering may cause the trading price of our Common Stock to decrease.

The price per share, together with the number of shares of Common Stock we issue if this offering is completed, may result in an immediate decrease in the market price of our Common Stock. This decrease may continue after the completion of this offering.

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Nasdaq may delist our Common Stock, which could limit your ability to make transactions in our securities and subject us to additional trading restrictions. In the past, we have been out of compliance with aspects of the Nasdaq continued listing requirements. In addition, we may not satisfy Nasdaq’s minimum market value of listed securities continued listing requirement, if it takes effect as proposed, which could result in our Common Stock being suspended from trading on, and ultimately delisted from, Nasdaq.

In the past, our Common Stock has been out of compliance with the minimum bid price requirement and the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market. Although we are currently in compliance with those requirements, it is possible that our Common Stock could again fall out of compliance, resulting in a delisting of our Common Stock.

In addition, on July 22, 2026, the Securities and Exchange Commission approved a Nasdaq rule requiring companies listed on Nasdaq to maintain a minimum market value of listed securities (“MVLS”) of at least $5 million. Under the rule, a company that fails to maintain an MVLS of at least $5 million for 30 consecutive business days would be subject to immediate suspension and delisting proceedings and would not be entitled to a customary compliance or cure period prior to the issuance of a delisting determination. Although a company could appeal a delisting determination, its securities could be suspended from trading on Nasdaq while that appeal is pending.  On July 29, 2026, the Securities and Exchange Commission stayed the application of this rule, resulting in uncertainty as to whether, and in what form, the rule will ultimately be implemented.

As of the date of this prospectus, our market value of listed securities was above the $5 million threshold that would be required under Nasdaq’s continued listing standards if the MVLS rule were to take effect in the form previously approved by the Securities and Exchange Commission. However, because our market capitalization is subject to market volatility and fluctuation, there can be no assurance that we will be able to maintain compliance with this requirement in the future. If the stay is removed and the rule becomes effective as proposed, and our market value of listed securities falls below the $5 million threshold for 30 consecutive business days, we will become subject to immediate suspension and delisting proceedings.

If our Common Stock is delisted, for failure to comply with the potential MVLS requirement or other Nasdaq continued listing requirements, including the $1 million public float requirement or the $1.00 minimum bid price requirement, it could trade on an over-the-counter market, which could adversely affect the liquidity and market price of our Common Stock, reduce analyst coverage and institutional investor interest, impair our ability to raise additional capital on favorable terms or at all, and make it more difficult for investors to buy or sell our securities. Any delisting could also negatively affect our reputation, relationships with business partners and access to strategic opportunities. Accordingly, there can be no assurance that we will be able to maintain the listing of our Common Stock on Nasdaq.

We will need to raise additional capital to fund our planned future operations, and we may be unable to secure such capital without significant dilutive financing transactions. If we are not able to raise additional capital, we may not be able to complete the development, testing and commercialization of our drug candidates and may not be able to continue as a going concern.

We have not generated significant revenue and have incurred significant net losses in each year since our inception. For the three and six months ended June 30, 2026, we incurred a net loss of $2.8 million and $7.1 million, respectively. At June 30, 2026, we have incurred approximately $428.4 million of cumulative net losses. As of June 30, 2026, we had cash and cash equivalents of $6.9 million.

We have outstanding secured indebtedness, including indebtedness owed to Streeterville Capital, LLC. The existence of this indebtedness increases our cash requirements and may accelerate our need to obtain additional capital. If additional financing is not available when needed, we may be unable to satisfy our obligations, continue our operations or advance the development of our product candidates. In addition, if we were to default on our obligations to Streeterville Capital, LLC, they could foreclose on our assets to satisfy our indebtedness to them, which could have adverse effects on our ability to operate our business.

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We have substantial future capital requirements to continue our research and development activities and advance our drug candidates through various development stages, including the Phase 3 registrational trial of IMNN-001 in advanced ovarian cancer. We are unable to estimate the duration and completion costs of our research and development projects or when, if ever, and to what extent we will receive cash inflows from the commercialization and sale of a product. Our inability to complete any of our research and development activities, preclinical studies or clinical trials in a timely manner or our failure to enter into collaborative agreements when appropriate could significantly increase our capital requirements and could adversely impact our liquidity. While our estimated future capital requirements are uncertain and could increase or decrease as a result of many factors, including the extent to which we choose to advance our research, development activities, preclinical studies and clinical trials, or if we are in a position to pursue manufacturing or commercialization activities, we will need significant additional capital to develop our drug candidates through development and clinical trials, obtain regulatory approvals and manufacture and commercialize approved products, if any. We do not know whether we will be able to access additional capital when needed or on terms favorable to us or our stockholders. Our inability to raise additional capital, or to do so on terms reasonably acceptable to us, would jeopardize the future success of our business.

In addition, our audited financial statements for the year ended December 31, 2025 were prepared under the assumption that we would continue as a going concern. However, we have concluded that there is substantial doubt about our ability to continue as a going concern, therefore our independent registered public accounting firm included a “going concern” explanatory paragraph in its report on our financial statements for the year ended December 31, 2025 included in our Annual Report on Form 10-K for the year ended December 31, 2025, indicating that, without additional sources of funding, our cash at December 31, 2025 is not sufficient for us to operate as a going concern for a period of at least one year from the date that the financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2025 were issued. Management’s plans concerning these matters, including our need to raise additional capital, are described in the Annual Report on Form 10-K for the year ended December 31, 2025, however, management cannot assure you that its plans will be successful. If we cannot continue as a viable entity, our stockholders would likely lose most or all of their investment in us.

Purchasers who purchase our securities in this offering pursuant to a securities purchase agreement may have rights not available to purchasers that purchase without the benefit of a securities purchase agreement.

In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers that enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract provides those investors with the means to enforce the covenants uniquely available to them under the securities purchase agreement.

We have never paid dividends on our Common Stock, and we do not anticipate paying dividends in the foreseeable future.

We have never paid dividends on our Common Stock and currently intend to retain any future earnings to fund the growth of our business. We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our Common Stock. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. As a result, capital appreciation, if any, of the securities will be the sole source of gain, if any, for the foreseeable future.

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CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of June 30, 2026:

●	on an actual basis; and
●	on an as adjusted basis to give effect to (i) the sale of shares of Common Stock in the aggregate amount of $25,000,000 and accompanying common warrants in the offering at an assumed public offering price of $____ per share of Common Stock and accompanying common warrants (which was the closing price of our Common Stock on Nasdaq on October __, 2026), and (ii) the issuance of the Placement Agent Warrants, less Placement Agent fees and estimated offering expenses payable by us, and assuming no sale of any pre-funded warrants in this offering and no exercise of the common warrants issued in connection with this offering or the Placement Agent Warrants issued as compensation to the Placement Agent.

You should read the following table in conjunction with the sections entitled “Use of Proceeds” included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2025, incorporated herein by reference.

	Actual	As Adjusted

Cash and cash equivalents	$6,864,378
Stockholders’ equity:
Preferred stock, par value $0.01 per share; 100,000 shares authorized; 250 shares issued and outstanding	3
Common stock, par value $0.01 per share; 350,000,000 shares authorized, 4,665,660 shares issued and outstanding, actual, __________ shares issued and outstanding, as adjusted(1)	46,657
Additional paid-in capital	430,336,605
Accumulated deficit	(428,361,208)
Accumulated other comprehensive income	–
Treasury stock	(85,188)
Total stockholders’ equity	$4,188,787
Total capitalization	$4,188,787

A $0.10 increase (decrease) in the assumed combined public offering price per share of Common Stock and common warrants of $____ would increase (decrease) the as adjusted amount of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $___ million ($___ million), assuming that the shares of Common Stock in the aggregate amount of $25,000,000 offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated Placement Agent fees and estimated offering expenses payable by us and assuming no exercise of common warrants or sale of pre-funded warrants. An increase (decrease) of 1,000,000 in the number of shares of Common Stock and accompanying common warrants offered by us would increase (decrease) the as adjusted amount of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $___ million ($___ million), assuming no change in the public offering price per share of Common Stock and accompanying common warrant, and after deducting estimated Placement Agent fees and estimated offering expenses payable by us.

(1) As adjusted reflects the number of shares of our Common Stock that will be outstanding immediately after this offering and is based on 4,665,660 shares outstanding as of June 30, 2026 and excludes the following:

●	258,646 shares of Common Stock issuable upon the exercise of outstanding stock options as of June 30, 2026, having a weighted average exercise price of $4.31 per share;
●	2,904,361 shares of Common Stock issuable upon the exercise of outstanding warrants and pre-funded warrants as of June 30, 2026, having a weighted average exercise price of $5.04 per share; and
●	803,000 shares of Common Stock reserved for future issuance pursuant to our existing stock incentive plan.

The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

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DILUTION

If you purchase securities in this offering, assuming no sale of any pre-funded warrants and no exercise of the common warrants issued in connection with this offering or the Placement Agent Warrants issued as compensation to the Placement Agent, your ownership interest will be immediately diluted to the extent of the difference between the combined public offering price per share of our Common Stock and accompanying common warrants in this offering and the as adjusted net tangible book value per share of our Common Stock immediately after giving effect to this offering.

Our net tangible book value as of June 30, 2026 was approximately $4.2 million, or approximately $0.90 per share of our Common Stock. Our net tangible book value is the amount of our total tangible assets minus total liabilities. Net tangible book value per share as of June 30, 2026 is our net tangible book value divided by the number of shares of Common Stock outstanding as of June 30, 2026.

After giving effect to the sale of the maximum number of securities offered hereby, or shares of Common Stock in the aggregate amount of $25,000,000 (assuming no sale of any pre-funded warrants and no exercise of the common warrants or the Placement Agent Warrants) in this offering at an assumed combined public offering price of $____ per share of Common Stock and accompanying common warrants (the last reported sale price of our Common Stock on Nasdaq on October __, 2026), and after deducting estimated Placement Agent fees and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2026 would have been approximately $_____ million, or approximately $____ per share of Common Stock. This amount represents an immediate increase in as adjusted net tangible book value of $____ per share of Common Stock to our existing stockholders and an immediate dilution of $____ per share of Common Stock to investors participating in this offering. We determine dilution per share of Common Stock to investors participating in this offering by subtracting as adjusted net tangible book value per share of Common Stock after giving effect to this offering from the combined public offering price per share of Common Stock and accompanying common warrants paid by investors participating in this offering.

Combined public offering price per share of Common Stock and accompanying common warrant		$
Historical net tangible book value per share as of June 30, 2026	$
Increase in net tangible book value per share attributable to this offering	$
As adjusted tangible book value per share, after giving effect to this offering		$
Dilution per share to investors in this offering		$

A $0.10 increase (decrease) in the assumed combined public offering price per share of Common Stock and common warrants of $____ would increase (decrease) the as adjusted net tangible book value by approximately $____ ($____) per share and the dilution to new investors by $____ ($____) per share, assuming that the shares of Common Stock offered by us in the aggregate amount of $25,000,000, as set forth on the cover page of this prospectus, remains the same and after deducting estimated Placement Agent fees and estimated offering expenses payable by us and assuming no exercise of common warrants or sale of pre-funded warrants. An increase (decrease) of 1,000,000 in the number of shares of Common Stock and accompanying common warrants offered by us would increase (decrease) the as adjusted net tangible book value by approximately $____ ($____) per share and the dilution to new investors by $____ ($____) per share, assuming no change in the combined public offering price per share of Common Stock and accompanying common warrant, and after deducting estimated Placement Agent fees and estimated offering expenses payable by us and assuming no exercise of common warrants or sale of pre-funded warrants.

The number of shares of our Common Stock outstanding is based on an aggregate of 4,665,660 shares of our Common Stock outstanding as of June 30, 2026 and excludes:

●	258,646 shares of Common Stock issuable upon the exercise of outstanding stock options as of June 30, 2026, having a weighted average exercise price of $4.31 per share;
●	2,904,361 shares of Common Stock issuable upon the exercise of outstanding warrants and pre-funded warrants as of June 30, 2026, having a weighted average exercise price of $5.04 per share; and
●	803,000 shares of Common Stock reserved for future issuance pursuant to our existing stock incentive plan.

To the extent that any outstanding stock options or warrants are exercised, new stock options are issued under our stock incentive plans, or we otherwise issue additional shares of Common Stock or securities convertible into or exercisable for Common Stock in the future, at a price less than the public offering price, there will be further dilution to new investors.

The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing. Except as indicated otherwise, the discussion and table above assume no exercise of common warrants offered hereby, no exercise of the Placement Agent Warrants being issued to the Placement Agent as compensation and no sale of pre-funded warrants, which, if sold, would reduce the number of shares of Common Stock that we are offering on a one-for-one basis.

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USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $___ million (assuming the sale of the maximum number of securities offered hereby), based upon an assumed public offering price of $____ per share of Common Stock and accompanying common warrants (which is the last reported sale price of our Common Stock on Nasdaq on October __, 2026), after deducting the estimated Placement Agent fees and estimated offering expenses payable by us and assuming no issuance of any pre-funded warrants and no exercise of the common warrants or Placement Agent Warrants. However, because this is a best efforts offering with no minimum number of securities or amount of proceeds as a condition to closing, the actual offering amount, Placement Agent fees, and net proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth on the cover page of this prospectus, and we may not sell all or any of the securities we are offering. As a result, we may receive significantly less in net proceeds. Based on the assumed offering price set forth above, we estimate that our net proceeds from the sale of 75%, 50%, and 25% of the securities offered in this offering would be approximately $___ million, $___ million, and $___ million, respectively, after deducting the estimated Placement Agent fees and estimated offering expenses payable by us, and assuming no issuance of any pre-funded warrants and assuming no exercise of the common warrants or Placement Agent Warrants. We will only receive additional proceeds from the exercise of the common warrants we are selling or the Placement Agent Warrants issued in this offering if the common warrants or Placement Agent Warrants are exercised for cash. We cannot predict when or if these common warrants or Placement Agent Warrants will be exercised. It is possible that these common warrants and Placement Agent Warrants may expire and may never be exercised.

Each $0.10 increase (decrease) in the assumed public offering price of $____ per share of Common Stock and accompanying common warrants would increase (decrease) our net proceeds from this offering by approximately $___ million ($___ million), assuming that the shares of Common Stock in the aggregate amount of $25,000,000 offered by us remains the same, and after deducting estimated Placement Agent fees and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 in the number of shares of Common Stock and accompanying common warrants offered by us would increase (decrease) our net proceeds from this offering by approximately $___ million ($___ million), assuming no change in the public offering price per share of Common Stock and accompanying common warrant, and after deducting estimated Placement Agent fees and estimated offering expenses payable by us.

These estimates exclude the proceeds, if any, from the exercise of common warrants offered hereby or the Placement Agent Warrants issued as compensation to the Placement Agent. If all of the common warrants and Placement Agent Warrants were to be exercised in cash at the assumed exercise price of $___ per share (the assumed combined offering price per share of Common Stock and accompanying common warrant), we would receive additional proceeds of approximately $___ million. We cannot predict when or if these common warrants and Placement Agent Warrants will be exercised. It is possible that these common warrants and Placement Agent Warrants may expire and may never be exercised. Additionally, these common warrants and Placement Agent Warrants contain a cashless exercise provision that permit exercise of such warrants on a cashless basis at any time when there is no effective registration statement under the Securities Act covering the issuance of the underlying shares.

We intend to use the net proceeds of this offering for general corporate purposes, primarily for the clinical development of our lead product candidate (IMNN-001), capital expenditures and working capital.

Our expected use of net proceeds from the offering represents our current intentions based upon our present plans and business condition. Investors are cautioned, however, that expenditures may vary substantially from these uses. Investors will be relying on the judgment of our management, who will have broad discretion regarding the application of the proceeds of this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including the amount of cash necessary to run our operations, the amount of competition and other operational factors. Pending the uses described above, we may invest the net proceeds from this offering in short-and intermediate-term, interest-bearing obligations, investment-grade instruments, demand deposits, certificates of deposit or direct or guaranteed obligations of the U.S. government.

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DESCRIPTION OF SECURITIES THAT WE ARE OFFERING

We are offering shares of our Common Stock up to the aggregate amount of $25,000,000 and/or pre-funded warrants in lieu of shares of Common Stock along with common warrants to purchase up to _________ shares of Common Stock. For each pre-funded warrant we sell, the number of shares of Common Stock we are offering will be decreased on a one-for-one basis. Each share of Common Stock or pre-funded warrant is being sold together with (i) one Tranche A common warrant to purchase one-half of one share of Common Stock, (ii) one Tranche B common warrant to purchase one share of Common Stock, (iii) one Tranche C common warrant to purchase one share of Common Stock and (iv) one Tranche D common warrant to purchase one share of Common Stock. The shares of Common Stock or pre-funded warrants and accompanying common warrants will be issued separately. We are also registering the shares of Common Stock issuable from time to time upon exercise of the pre-funded warrants and common warrants offered hereby.

Authorized Capital Stock

Our authorized capital stock consists of 350,000,000 shares of Common Stock, par value $0.01 per share, and 100,000 shares of preferred stock, par value $0.01 per share. As of June 30, 2026, there were 4,665,660 shares of Common Stock outstanding and 250 shares of Series A Preferred Stock outstanding.

Common Stock

Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefor. In the event of a dissolution, liquidation or winding-up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and any preferential rights of any outstanding preferred stock.

Holders of Common Stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which may be designated and issued in the future.

Our Common Stock is listed on Nasdaq under the symbol “IMNN.”

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Equiniti Trust Company, LLC.

Pre-Funded Warrants

The following summary of certain terms and provisions of pre-funded warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the pre-funded warrant, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the form of pre-funded warrant for a complete description of the terms and conditions of the pre-funded warrants.

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Duration and Exercise Price

The term “pre-funded” refers to the fact that the purchase price of each pre-funded warrant, at closing, will equal the price per share at which shares of our Common Stock and accompanying common warrants are being sold to the public in this offering, minus $0.0001, and the initial exercise price of each pre-funded warrant offered hereby will equal $0.0001 per share of Common Stock. The pre-funded warrants will be immediately exercisable and may be exercised at any time until the pre-funded warrants are exercised in full. The exercise price and number of shares of Common Stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our shares of Common Stock and the exercise price. Subject to the rules and regulations of the applicable trading market, we may at any time during the term of the pre-funded warrant, subject to the prior written consent of the holders of a majority of the shares issuable upon exercise of the pre-funded warrants, reduce the then current exercise price to any amount and for any period of time deemed appropriate by our board of directors. The pre-funded warrants will be issued separately from the common warrants.

Exercisability

The pre-funded warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our Common Stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of the pre-funded warrant to the extent that the holder would own more than 4.99% (or, at the election of the holder, 9.99%) of the outstanding Common Stock immediately after exercise (the “Beneficial Ownership Limitation”), except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the Beneficial Ownership Limitation to a percentage not to exceed 9.99%. No fractional shares of Common Stock will be issued in connection with the exercise of a pre-funded warrant. In lieu of fractional shares, we will either pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole share of Common Stock.

Cashless Exercise

If, at the time a holder exercises its pre-funded warrants, a registration statement registering the issuance of the shares of Common Stock underlying the pre-funded warrants under the Securities Act is not then effective or available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of Common Stock determined according to a formula set forth in the pre-funded warrants.

Fundamental Transaction

In the event of a fundamental transaction, as described in the pre-funded warrants and generally including any merger or consolidation of the Company or the sale of all or substantially all of the Company’s capital stock or assets, the holders of the pre-funded warrants will be entitled to receive upon exercise of the pre-funded warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the pre-funded warrants immediately prior to such fundamental transaction.

Transferability

The pre-funded warrants will be issued in book-entry form under a warrant agency agreement between us and Equiniti Trust Company, LLC, as warrant agent. Subject to applicable law and the terms of the warrant agency agreement and the pre-funded warrants, the pre-funded warrants may be transferred upon the surrender of the holder’s interest in the book-entry records maintained by the warrant agent and compliance with the applicable transfer procedures and requirements, including payment of any applicable transfer taxes.

Trading Market

There is no trading market available for the pre-funded warrants on any securities exchange or nationally recognized trading system, and we do not expect a trading market to develop. We do not intend to list the pre-funded warrants on any securities exchange or nationally recognized trading market. Without a trading market, the liquidity of pre-funded warrants will be extremely limited. The shares of Common Stock issuable upon exercise of the pre-funded warrants are currently traded on Nasdaq.

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Exchange Listing

We do not intend to list the pre-funded warrants on any securities exchange or nationally recognized trading system.

Rights as a Stockholder

Except as otherwise provided in the pre-funded warrants or by virtue of such holder’s ownership of shares of our Common Stock, the holders of the pre-funded warrants do not have the rights or privileges of holders of our Common Stock, including any voting rights, until they exercise their pre-funded warrants. The pre-funded warrants will provide that holders have the right to participate in distributions or dividends paid on Common Stock.

Common Warrants

The following summary of certain terms and provisions of the common warrants, including the Tranche A common warrants, Tranche B common warrants, Tranche C common warrants and Tranche D common warrants, that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the common warrants, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the form of each tranche of common warrant for a complete description of the terms and conditions of the common warrants.

Duration and Exercise Price

The common warrants will be exercisable beginning on the effective date of the Warrant Stockholder Approval, provided however, if the Pricing Conditions are met or the offering is deemed a public offering, the Warrant Stockholder Approval will not be required and the common warrants will be exercisable on the Initial Exercise Date. The exercise price, expiration and coverage of each tranche of common warrants are as follows:

Tranche A Common Warrants. Each Tranche A common warrant will entitle the holder to purchase one-half of one share of Common Stock, representing warrant coverage of 50% of the shares of Common Stock and pre-funded warrants sold in this offering, at an initial exercise price per share equal to 100% of the combined public offering price per share of Common Stock and accompanying common warrants, which is assumed here to be $____ per share (the closing price of our Common Stock on Nasdaq on October __, 2026). The Tranche A common warrants will expire on the earlier of (i) 5:00 p.m. (New York City time) on the five-year anniversary of the Initial Exercise Date or the Warrant Stockholder Approval, as applicable, and (ii) 30 trading days after the public announcement of the secondary endpoint readout (defined as ORR, time to second line therapy, R0 Surgical Response, or Chemotherapy Response of 3) from the OVATION 3 trial; provided that the daily volume-weighted average price (“VWAP”) of the common stock equals or exceeds 300% of the exercise price for 30 consecutive trading days.

Tranche B Common Warrants. Each Tranche B common warrant will entitle the holder to purchase one share of Common Stock, representing warrant coverage of 100% of the shares of Common Stock and pre-funded warrants sold in this offering, at an initial exercise price per share equal to 110% of the combined public offering price per share of Common Stock and accompanying common warrants, which is assumed here to be $____ per share. The Tranche B common warrants will expire on the earlier of (i) 5:00 p.m. (New York City time) on the five-year anniversary of the Initial Exercise Date or the Warrant Stockholder Approval, as applicable, and (ii) 30 trading days after the public announcement of the secondary endpoint readout after 50% enrollment has been achieved, provided that the daily VWAP of the common stock equals or exceeds 300% of the exercise price for 30 consecutive trading days.

Tranche C Common Warrants. Each Tranche C common warrant will entitle the holder to purchase one share of Common Stock, representing warrant coverage of 100% of the shares of Common Stock and pre-funded warrants sold in this offering, at an initial exercise price per share equal to 125% of the combined public offering price per share of Common Stock and accompanying common warrants, which is assumed here to be $____ per share. The Tranche C common warrants will expire on the earliest of (i) 5:00 p.m. (New York City time) on the five-year anniversary of the Initial Exercise Date or the Warrant Stockholder Approval, as applicable, (ii) 30 trading days after the public announcement of full enrollment of the trial, no evidence of futility and an independent data monitoring committee recommendation to continue the trial, provided that the daily VWAP of the common stock equals or exceeds 300% of the exercise price for 30 consecutive trading days; or (iii) 30 trading days after public announcement of interim analysis at 60% of ITT events meeting the FDA aligned, pre-specified threshold for success on the overall survival primary endpoint in the OVATION 3 trial.

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Tranche D Common Warrants. Each Tranche D common warrant will entitle the holder to purchase one share of Common Stock, representing warrant coverage of 100% of the shares of Common Stock and pre-funded warrants sold in this offering, at an initial exercise price per share equal to 200% of the combined public offering price per share of Common Stock and accompanying common warrants, which is assumed here to be $____ per share. The Tranche D common warrants will expire on the earlier of (i) 5:00 p.m. (New York City time) on the seven-year anniversary of the Initial Exercise Date or the Warrant Stockholder Approval, as applicable, and (ii) 30 trading days after public announcement of positive final overall survival primary endpoint with a p-value below the FDA-agreed threshold for approval.

The exercise price and number of shares of Common Stock issuable upon exercise of each tranche of common warrants is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Stock and the exercise price. Subject to the rules and regulations of the applicable trading market, we may at any time during the term of a common warrant, subject to the prior written consent of the holders of a majority of the shares issuable upon exercise of the applicable tranche of common warrants, reduce the then current exercise price to any amount and for any period of time deemed appropriate by our board of directors. The common warrants will be issued separately from the Common Stock and pre-funded warrants, and each tranche may be transferred separately immediately thereafter.

Exercisability

The common warrants will be exercisable beginning on the effective date of the Warrant Stockholder Approval, provided however, if the Pricing Conditions are met or the offering is deemed a public offering, the Warrant Stockholder Approval will not be required and the common warrants will be exercisable on the Initial Exercise Date, at the option of each holder, in whole or in part, by delivering a duly executed exercise notice accompanied by payment in full for the number of shares of our Common Stock purchased upon such exercise. Except as agreed with individual holders of warrants, a holder (together with its affiliates) may not exercise any portion of the common warrant to the extent that the holder would own more than 4.99% (or, at the election of the holder, 9.99%) of the outstanding Common Stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the Beneficial Ownership Limitation to a percentage not to exceed 9.99%. No fractional shares of Common Stock will be issued in connection with the exercise of a common warrant. In lieu of fractional shares, we will either pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole share of Common Stock.

Cashless Exercise

If, at the time a holder exercises its common warrants, a registration statement registering the issuance of the shares of Common Stock underlying the common warrants under the Securities Act is not then effective or available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of Common Stock determined according to a formula set forth in the common warrants.

Fundamental Transaction

In the event of a fundamental transaction, as described in the common warrants and generally including merger or consolidation of the Company or the sale of all or substantially all of the Company’s capital stock or assets, the holders of the common warrants will be entitled to receive upon exercise of the common warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the common warrants immediately prior to such fundamental transaction. Notwithstanding the foregoing, in the event of a fundamental transaction, the holders of common warrants have the right to require the Company or a successor entity to purchase the common warrants from the holder for an amount of consideration equal to the Black Scholes Value (as defined in the common warrants) of the remaining unexercised portion of the common warrants concurrently with or within 30 days following the consummation of a fundamental transaction.

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However, in the event of a fundamental transaction which is not in the Company’s control, including a fundamental transaction not approved by the Company’s board of directors, the holders of the common warrants will only be entitled to receive from the Company or its successor entity, as of the date of consummation of such fundamental transaction, the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of the common warrants, that is being offered and paid to the holders of the Company’s Common Stock in connection with the fundamental transaction, whether that consideration is in the form of cash, stock or any combination of cash and stock, or whether the holders of the Company’s Common Stock are given the choice to receive alternative forms of consideration in connection with the fundamental transaction. If holders of the Company’s Common Stock are not offered or paid any consideration in a fundamental transaction, such holders of the Company’s Common Stock will be deemed to have received shares of the successor entity in such fundamental transaction, and holders of the common warrants will receive shares of the successor entity in the amount of the Black Scholes Value.

Transferability

Subject to applicable laws, a common warrant may be transferred at the option of the holder upon surrender of the common warrant together with the appropriate instruments of transfer and funds sufficient to pay any transfer taxes payable upon such transfer.

Trading Market

There is no trading market available for the common warrants on any securities exchange or nationally recognized trading system, and we do not expect a trading market to develop. We do not intend to list the common warrants on any securities exchange or nationally recognized trading market. Without a trading market, the liquidity of the common warrants will be extremely limited. The shares of Common Stock issuable upon exercise of the common warrants are currently traded on Nasdaq.

Exchange Listing

We do not intend to list the common warrants on any securities exchange or nationally recognized trading system.

Right as a Stockholder

Except as otherwise provided in the common warrants or by virtue of such holder’s ownership of shares of our Common Stock, the holders of the common warrants do not have the rights or privileges of holders of our Common Stock, including any voting rights, until they exercise their common warrants. The common warrants will provide that holders have the right to participate in distributions or dividends paid on Common Stock.

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PLAN OF DISTRIBUTION

We have engaged Maxim Group LLC to act as our Placement Agent in connection with this offering subject to the terms and conditions of the placement agency agreement dated October       , 2026. Other than the Placement Agent Warrants issued as compensation to the Placement Agent, the Placement Agent is not purchasing or selling any such securities, nor is it required to arrange for the purchase and sale of any specific number or dollar amount of such securities, other than to use its “best efforts” to arrange for the sale of such securities by us. Therefore, we may not sell all of the shares of Common Stock, pre-funded warrants and common warrants being offered. The terms of this offering are subject to market conditions and negotiations between us, the Placement Agent and prospective investors. The securities will be offered at a fixed price and are expected to be issued in a single closing. The offering will terminate on November __, 2026, unless (i) the closing occurs prior thereto or (ii) we decide to terminate the offering prior thereto (which we may do at any time in our discretion), except that the shares of Common Stock underlying the warrants and shares of Common Stock underlying the pre-funded warrants will be offered on a continuous basis pursuant to Rule 415 under the Securities Act. We will enter into a securities purchase agreement directly with certain investors, at the investor’s option, who purchase our securities in this offering. Investors who do not enter into a securities purchase agreement shall rely solely on this prospectus in connection with the purchase of our securities in this offering.

This is a best efforts offering, and there is no minimum offering amount required as a condition to the closing of this offering. The actual amount of gross proceeds, if any, in this offering could vary substantially from the gross proceeds from the sale of the maximum amount of securities being offered in this prospectus. The Placement Agent may retain sub-agents and selected dealers in connection with this offering.

We will deliver the securities being issued to the investors upon receipt of investor funds for the purchase of the securities offered pursuant to this prospectus. We expect to deliver the securities being offered pursuant to this prospectus DVP/RVP on or about one trading day after we price the securities being offered hereby. When we price the securities, we will simultaneously enter into securities purchase agreements relating to the offering with those investors who so choose. Since we will deliver the securities to be issued in this offering upon our receipt of investor funds, we and the Placement Agent have not made any arrangements to place investor funds in an escrow account or trust account.

We have agreed to indemnify the Placement Agent against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the Placement Agent may be required to make in respect thereof.

Determination of Offering Price and Warrant Exercise Price

The actual offering price of the securities we are offering, and the exercise price of the common warrants and pre-funded warrants that we are offering were negotiated between us, the Placement Agent and the investors in the offering based on the trading of our shares of Common Stock prior to the offering, among other things. Other factors considered in determining the public offering price of the securities we are offering, as well as the exercise price of the common warrants that we are offering, include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Fees and Expenses

We have agreed to pay the Placement Agent an aggregate fee equal to 7.0% of the purchase price paid by all purchasers in the offering. In addition, we have agreed to reimburse the Placement Agent in an amount up to $125,000 for its offering-related legal expenses in the event that this offering closes (or $25,000 in the event that it does not close). We estimate the total expenses of this offering paid or payable by us, exclusive of the Placement Agent fee, will be approximately $___ million. The Placement Agent’s reimbursed fees and expenses are deemed underwriting compensation under Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5110.

Warrant Solicitation Fee

Pursuant to the placement agency agreement that we intend to enter into with the Placement Agent, we will also pay the Placement Agent a solicitation fee equal to seven percent (7.0%) of the gross proceeds received by the Company upon exercise of each of the common warrants offered hereby.

The following table shows the per share price and total cash fees to be paid to the Placement Agent in connection with the sale of the Common Stock and shares of Common Stock underlying the common warrants and pre-funded warrants pursuant to this prospectus.

	Per Share of Common Stock and Common Warrants	Per Pre-Funded Warrant and Common Warrants	Total
Offering price (1)	$	$	$
Placement Agent fees (2)	$	$	$
Proceeds, before expenses, to us (3)	$	$	$

(1)	The combined public offering price is $ per share of Common Stock and accompanying common warrants (or $ per pre-funded warrant and accompanying common warrant).
(2)	Represents (i) a cash fee equal to seven percent (7.0%) of the aggregate purchase price paid by investors in this offering and (ii) warrants to the Placement Agent exercisable for a number of shares of Common Stock equal to 5.0% of the total number of securities sold in this offering, not including shares issued upon the exercise of warrants sold to the investors. We have also agreed to pay the Placement Agent a solicitation fee equal to seven percent (7.0%) of the gross proceeds received by the Company upon exercise of each of the common warrants offered hereby and to reimburse the Placement Agent for its offering-related legal expenses in an amount up to $125,000.
(3)	Does not include proceeds from the exercise of the common warrants and/or pre-funded warrants in cash, if any.

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Placement Agent Warrants

In addition, we have agreed to issue to the Placement Agent or its designees warrants to purchase up to _____shares of Common Stock (which represents 5.0% of the total number of securities sold in this offering, not including shares issued upon the exercise of warrants sold to the investors) at an exercise price of $_____ (a price per share equal to the combined purchase price per share of Common Stock (or pre-funded warrant) and accompanying common warrants in this offering) for a total of $____. The Placement Agent Warrants are deemed underwriting compensation under FINRA Rule 5110. The Placement Agent Warrants may not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities for a period of 180 days beginning on the date of commencement of sales of the offering, subject to certain exceptions, in accordance with FINRA Rule 5110(e). The Placement Agent Warrants will be exercisable at a price equal to 110% of the public offering price and will expire five (5) years after the effective date of the Registration Statement of which this prospectus forms a part.

Right of First Refusal

Upon closing of the offering and until the expiration of twelve (12) months from such closing, we have granted Maxim the right of first refusal to act as sole underwriter and sole book running manager, or sole placement agent, for any and all future private or public equity, equity-linked, convertible and debt offerings that we conduct, or that any successor to or any subsidiary of ours conducts; provided, however, that the right of first refusal set forth in this paragraph shall not apply to our existing at-the-market offering program with H.C. Wainwright & Co., LLC. We have agreed not to offer to retain any entity or person in connection with any such offering on terms more favorable than terms which we offer to Maxim. Such offer shall be made in writing to be effective. Maxim shall notify us within ten (10) business days of its receipt of the written offer contemplated above as to whether or not it agrees to accept such retention. If Maxim should decline such retention, we shall have no further obligations to Maxim with respect to the offering for which we have offered to retain Maxim, except as otherwise provided in our engagement letter with Maxim.

Indemnification

We have agreed to indemnify the Placement Agent and other specified persons against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the placement agency agreement, or to contribute to payments that the Placement Agent may be required to make in respect of those liabilities.

Lock-up Agreements

We, our directors, officers and any other holders of five percent (5%) of our Common Stock have entered into lock-up agreements. Under these agreements, these individuals have agreed, subject to specified exceptions, not to sell or transfer any shares of Common Stock or securities convertible into, or exchangeable or exercisable for, our shares of Common Stock during a period of (i) 90 days after the completion of this offering if the aggregate gross proceeds received by the Company equal or exceed $10,000,000 or (ii) 45 days after the completion of this offering if the aggregate gross proceeds received by the Company are less than $10,000,000, without first obtaining the written consent of the Placement Agent. Specifically, we and these individuals have agreed, in part, not to:

●	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of), any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company;

●	make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any of our securities; or

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company.

Notwithstanding these limitations, these shares of Common Stock may be transferred under limited circumstances, including, without limitation, by gift, will or intestate succession.

Regulation M

The Placement Agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by it and any profit realized on the resale of the securities sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As an underwriter, the Placement Agent would be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the Placement Agent acting as principal. Under these rules and regulations, the Placement Agent (i) may not engage in any stabilization activity in connection with our securities and (ii) may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

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Discretionary Accounts

The Placement Agent does not intend to confirm sales of the securities offered hereby to any accounts over which it has discretionary authority.

Other Activities and Relationships

The Placement Agent and certain of its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The Placement Agent and certain of its affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of its various business activities, the Placement Agent and certain of its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the Placement Agent or its affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The Placement Agent and its affiliates may hedge such exposure by entering into transactions that consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the Common Stock offered hereby. Any such short positions could adversely affect future trading prices of the Common Stock offered hereby. The Placement Agent and certain of its affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The foregoing does not purport to be a complete statement of the terms and conditions of the placement agency agreement or the securities purchase agreement entered into in connection with this offering, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Listing

Our Common Stock is listed on Nasdaq under the symbol “IMNN.”

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the Placement Agent that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Common Stock, and the acquisition, ownership, exercise, expiration or disposition of the common warrants and pre-funded warrants, acquired in each case pursuant to this offering. It does not purport to be a complete analysis of all the potential tax considerations relating thereto. This section is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed or subject to differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought and will not seek any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This section also does not address the tax considerations arising under the laws of any U.S. state or local or any non-U.S. jurisdiction, estate or gift tax, the 3.8% Medicare tax on net investment income or any alternative minimum tax consequences. In addition, this discussion does not address tax considerations applicable to a holder’s particular circumstances or to a holder that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies or other financial institutions;

●	tax-exempt or government organizations;

●	brokers or dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than five percent of our capital stock and holders of pre-funded warrants who would hold more than 9.99% of our Common Stock if all of such holder’s pre-funded warrants were to be exercised;

●	certain U.S. expatriates (such as former citizens or former long-term residents of the United States);

●	persons who hold our Common Stock, pre-funded warrants or common warrants as a position in a hedging transaction, “straddle,” “conversion transaction,” synthetic security, other integrated investment, or other risk reduction transaction;

●	persons who do not hold our Common Stock, pre-funded warrants and common warrants as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes);

●	persons deemed to sell our Common Stock, pre-funded warrants or common warrants under the constructive sale provisions of the Code;

●	pension plans;

●	partnerships, S corporations, or other entities or arrangements treated as partnerships for U.S. federal income tax purposes, or investors in any such entities;

●	regulated investment companies or real estate investment trusts;

●	persons for whom our stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;

●	integral parts or controlled entities of foreign sovereigns;

●	corporations that accumulate earnings to avoid U.S. federal income tax;

●	persons that acquire our Common Stock, pre-funded warrants or common warrants as compensation for services.

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If a partnership, including any entity or arrangement classified as a partnership for U.S. federal income tax purposes, holds our Common Stock, pre-funded warrants or common warrants, the tax treatment of a partner generally will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships that hold our Common Stock, pre-funded warrants or common warrants, and partners in such partnerships, should consult their tax advisors regarding the U.S. federal income tax consequences to them of the acquisition, ownership, and disposition of our Common Stock, and the acquisition, ownership, exercise, expiration, and disposition of the pre-funded warrants and common warrants.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the acquisition, ownership and disposition of our Common Stock, and the acquisition, ownership, exercise, expiration, and disposition of the pre-funded warrants and common warrants arising under the U.S. federal estate or gift tax rules or under the laws of any U.S. state or local or any non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Definition of a U.S. Holder

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of our Common Stock, pre-funded warrants or common warrants that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	an individual who is a citizen or resident of the United States;

●	a domestic corporation (or other entity taxable as a domestic corporation);

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Common Stock, pre-funded warrants or common warrants that is not a U.S. Holder and not treated as a partnership for U.S. federal income tax purposes.

Treatment of Pre-funded Warrants

Although it is not entirely free from doubt, a pre-funded warrant should be treated as a share of our Common Stock for U.S. federal income tax purposes, and a holder of pre-funded warrants should generally be taxed in the same manner as a holder of Common Stock, as described below. Accordingly, no gain or loss should be recognized upon the exercise of a pre-funded warrant and, upon exercise, the holding period of a pre-funded warrant should carry over to the share of Common Stock received. Similarly, the tax basis of the pre-funded warrant should carry over to the share of Common Stock received upon exercise, increased by the exercise price of $0.0001. However, our characterization of a pre-funded warrant is not binding on the IRS, and the IRS may treat the pre-funded warrants as warrants to acquire Common Stock and, if so, the amount and character of a holder’s gain with respect to an investment in a pre-funded warrant could change. Holders should consult their own tax advisors regarding the risks associated with the acquisition of pre-funded warrants pursuant to this offering (including potential alternative characterizations). The balance of this discussion assumes that the characterization described above is respected for U.S. federal income tax purposes and, to the extent it pertains to shares of our Common Stock, is generally intended also to pertain to pre-funded warrants.

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Allocation of Purchase Price for Investment Units

Each share of Common Stock, and each pre-funded warrant, will be sold as a unit with one or more common warrants, and each of the items is referred to as a component of a unit. For U.S. federal income tax purposes, each unit consisting of a pre-funded warrant and common warrants or a share of Common Stock and common warrants, as applicable, should be treated as an “investment unit” consisting of one share of Common Stock (see discussion above under the section titled “—Treatment of Pre-funded Warrants” regarding a pre-funded warrant being treated as a share of our Common Stock for U.S. federal income tax purposes) and the common warrants included in such unit. The purchase price for each investment unit should be allocated among its components in proportion to their relative fair market values at the time the unit is purchased by the holder. This allocation of the purchase price for each unit will establish the holder’s initial tax basis for U.S. federal income tax purposes in each of the components included in each unit, i.e., the pre-funded warrants or shares of Common Stock (as applicable) on the one hand and the common warrants on the other, and likewise among the common warrants that are components of such unit. Holders should consult their respective own tax advisor regarding the allocation of the purchase price for a unit among its components.

U.S. Federal Income Tax Consequences to U.S. Holders

Distributions on Common Stock

As discussed in “Dividend Policy,” we do not currently expect to make distributions on our Common Stock. In the event that we do make distributions of cash or other property, distributions paid on Common Stock, other than certain pro rata distributions of Common Stock, will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in income by the U.S. Holder and, except as described below with respect to dividends paid to certain non-corporate U.S. Holders, taxable as ordinary income when received. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital to the extent of the U.S. Holder’s adjusted tax basis in our Common Stock and, thereafter, as a capital gain, which is treated as realized on the sale or exchange of our Common Stock and subject to the U.S. federal income tax treatment as described below under the section titled “—Sale or Other Disposition of Common Stock or Common Warrants.” Subject to applicable limitations, dividends paid to non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income” and therefore will be taxable at rates applicable to long-term capital gains, if such Holder holds the Common Stock for at least 61 days within a specified 121-day period beginning on the date which is 60 days before the ex-dividend date and other requirements are satisfied. Dividends received by a corporate U.S. Holder will be eligible for the dividends-received deduction if the U.S. Holder meets certain holding period and other applicable requirements.

Constructive Dividends on Common Warrants or Pre-Funded Warrants

Under Section 305 of the Code, an adjustment to the number of shares of Common Stock that will be issued on the exercise of the common warrants or the pre-funded warrants, or an adjustment to the exercise price of the common warrants or the pre-funded warrants, may be treated as a constructive distribution to a U.S. Holder of the common warrants or pre-funded warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in our “earnings and profits” or assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our stockholders). Adjustments to the exercise price of a common warrant or pre-funded warrant made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of such warrants should generally not result in a constructive distribution. Any constructive distributions would generally be subject to the tax treatment described above under “— Distributions on Common Stock” whether or not there is an actual distribution of cash or other property to the holders of the common warrants or pre-funded warrants. U.S. Holders should consult their tax advisors regarding the proper treatment of any adjustments to the common warrants and pre-funded warrants and any distributions with respect to such warrants.

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Sale or Other Disposition of Common Stock or Common Warrants

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition (other than a redemption treated as a distribution which will be taxed as described above under “—Distributions on Common Stock”) of Common Stock (see discussion above under the section titled “—Treatment of Pre-funded Warrants” regarding a pre-funded warrant being treated as a share of our Common Stock for U.S. federal income tax purposes) or common warrants (other than by exercise) will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the Common Stock or common warrants for more than one year. The amount of the gain or loss will equal the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the Common Stock or common warrants disposed of. Long-term capital gains recognized by non-corporate U.S. Holders will be subject to reduced tax rates. The deductibility of capital losses is subject to limitations. U.S. Holders who realize losses with respect to a disposition of our Common Stock or common warrants should consult their own tax advisors regarding the tax treatment of such losses.

Exercise or Expiration of Common Warrants or Pre-Funded Warrants

In general, a U.S. Holder will not be required to recognize income, gain or loss upon the exercise of a common warrant or pre-funded warrant by payment of the exercise price, except to the extent of cash paid in lieu of a fractional share (which fractional share is generally treated as received and then exchanged for cash). A U.S. Holder’s tax basis in a share of Common Stock received upon exercise will be equal to the sum of (1) the U.S. Holder’s tax basis in the common warrant or pre-funded warrant (except to the extent of any tax basis allocated to a fractional share for which a cash payment is received) and (2) the exercise price of the common warrant or pre-funded warrant.

A U.S. Holder’s holding period in the Common Stock received upon exercise of a common warrant will generally commence on the day after such U.S. Holder exercises the common warrant. A U.S. Holder’s holding period in the stock received upon exercise of a pre-funded warrant, by contrast, will generally include such holder’s holding period in the pre-funded warrant exchanged therefor.

No discussion is provided herein regarding the U.S. federal income tax treatment on the exercise of a common warrant or a pre-funded warrant on a cashless basis, and U.S. Holders are urged to consult their tax advisors as to the exercise of a warrant on a cashless basis.

If a common warrant expires without being exercised, a U.S. Holder will recognize a capital loss in an amount equal to such U.S. Holder’s tax basis in the common warrant. This loss will be long-term capital loss if, at the time of the expiration, the U.S. Holder’s holding period in the common warrant is more than one year. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Information returns may be filed with the IRS in connection with distributions on Common Stock or constructive dividends on common warrants and pre-funded warrants, and the proceeds of a sale or other disposition of Common Stock or pre-funded warrants or common warrants. A non-exempt U.S. Holder may be subject to U.S. backup withholding on these payments if it fails to provide its taxpayer identification number to the withholding agent and comply with certification procedures or otherwise establish an exemption from backup withholding, or if the U.S. Holder is notified by the IRS that it has failed to report in full payments of interest and dividend income.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

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Tax Consequences to Non-U.S. Holders

Distributions on Common Stock

As discussed in “Dividend Policy,” we do not currently expect to make distributions on our Common Stock. In the event that we do make distributions of cash or other property with respect to our Common Stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital that reduces, but not below zero, the Non-U.S. Holder’s adjusted tax basis in our Common Stock, and thereafter as capital gain subject to the treatment described below under “—Sale or Other Disposition of Common Stock or Common Warrants.” Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—FATCA Withholding,” and except as described below with respect to effectively connected dividends, dividends paid to a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a lower rate specified by an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. To claim a reduced treaty rate, a Non-U.S. Holder must furnish to us or our paying agent a properly executed IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) prior to the payment of the dividend, certifying under penalties of perjury that the holder is entitled to a reduction in withholding under an applicable income tax treaty. A Non-U.S. Holder that holds our securities through a financial institution or other agent will be required to provide appropriate documentation to that institution or agent, which then will be required to provide certification to us or our paying agent either directly or through other intermediaries. A Non-U.S. Holder that is eligible for a reduced rate of withholding under an applicable income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Constructive Dividends on Warrants

Any constructive dividend deemed to be received with respect to the common warrants or pre-funded warrants, as described above under “—Constructive Dividends on Common Warrants or Pre-Funded Warrants,” generally would be subject to the same withholding and reporting rules as an actual distribution, and amounts withheld with respect to a constructive dividend may be withheld from cash or other property otherwise payable to the holder. Non-U.S. Holders are urged to consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

If a dividend (including a constructive dividend) is “effectively connected” with the conduct of a trade or business in the United States by a Non-U.S. Holder (and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder will be exempt from the withholding tax described above, provided that the holder has furnished to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form), certifying under penalties of perjury that the dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if an applicable income tax treaty so provides, attributable to a permanent establishment or fixed base maintained in the United States). Such effectively connected dividends generally will be subject to U.S. federal income tax at the rates applicable to U.S. persons. A corporate Non-U.S. Holder may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate specified by an applicable income tax treaty) on its effectively connected dividends.

Sale or Other Disposition of Common Stock or Common Warrants

Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—FATCA Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on gain realized upon a sale, exchange or other taxable disposition of our Common Stock, pre-funded warrants or common warrants (including a redemption, but only if the redemption is treated as a sale or exchange rather than a distribution for U.S. federal income tax purposes) unless:

●	the gain is “effectively connected” with the conduct of a trade or business of the Non-U.S. Holder in the United States (and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or fixed base maintained in the United States), in which case the gain generally will be subject to U.S. federal income tax on a net income basis at the rates applicable to U.S. persons, and a corporate Non-U.S. Holder may also be subject to the branch profits tax described above;

●	the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the Non-U.S. Holder generally will be subject to U.S. federal income tax at a 30% rate (or at a lower rate specified by an applicable income tax treaty) on the net gain derived from the disposition, which gain may be offset by certain U.S.-source capital losses of the holder for the year; or

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●	our Common Stock, pre-funded warrants or common warrants constitute a “U.S. real property interest” by reason of our status as a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period for such securities (the “relevant period”) and the non-U.S. holder (i) disposes of such securities during a calendar year when they are no longer regularly traded on an established securities market or (ii) owned (directly, indirectly, and constructively) more than 5% of such securities at any time during the relevant period, in which case such a non-U.S. holder will be subject to tax on the gain on the disposition of securities generally as if the gain were effectively connected with the conduct of a trade or business in the United States, except that the “branch profits tax” will not apply.

We believe that we are not currently, and we do not anticipate becoming, a USRPHC for U.S. federal income tax purposes. Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests (as defined in the Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business.

Exercise or Expiration of Common Warrants or Pre-Funded Warrants

In general, a Non-U.S. Holder will not be required to recognize income, gain or loss for U.S. federal income tax purposes upon the exercise of a common warrant or pre-funded warrant by payment of the exercise price, and the basis and holding period rules described above under “—Tax Consequences to U.S. Holders—Exercise or Expiration of Common Warrants or Pre-Funded Warrants” generally will apply. Any gain or loss recognized on the expiration or other disposition of a common warrant will be subject to the rules described above under “—Sale or Other Disposition of Common Stock or Common Warrants.” No discussion is provided herein regarding the U.S. federal income tax treatment of the exercise of a common warrant or a pre-funded warrant on a cashless basis, and Non-U.S. Holders are urged to consult their tax advisors as to the exercise of a warrant on a cashless basis.

FATCA Withholding

Sections 1471 through 1474 of the Code and the Treasury regulations issued thereunder (commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) impose a 30% withholding tax on dividends paid on our Common Stock, pre-funded warrants or common warrants to, and (subject to the proposed Treasury Regulations discussed below) the gross proceeds derived from the sale or other disposition of our Common Stock, pre-funded warrants or common warrants by, a foreign entity if the foreign entity is:

●	a “foreign financial institution” (as defined under FATCA) that does not furnish proper documentation, typically on IRS Form W-8BEN-E, evidencing either (i) an exemption from FATCA withholding or (ii) its compliance (or deemed compliance) with specified due diligence, reporting, withholding and certification obligations under FATCA or (iii) residence in a jurisdiction that has entered into an intergovernmental agreement with the United States relating to FATCA and compliance with the diligence and reporting requirements of the intergovernmental agreement and local implementing rules; or

●	a “non-financial foreign entity” (as defined under FATCA) that does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (i) an exemption from FATCA or (ii) adequate information regarding substantial United States beneficial owners of such entity (if any).

Withholding under FATCA generally applies to payments of dividends on our Common Stock, deemed dividends with respect to our pre-funded warrants or common warrants and to payments of gross proceeds from a sale or other disposition of our Common Stock, pre-funded warrants or common warrants. Withholding agents may, however, rely on proposed U.S. Treasury Regulations that would no longer require FATCA withholding on payments of gross proceeds. A withholding agent such as a broker, and not the Company, will determine whether or not to implement gross proceeds FATCA withholding.

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If a dividend payment is subject to withholding both under FATCA and the withholding tax rules discussed above under “—Distributions on Common Stock,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Holders should consult their own tax advisors regarding these requirements and whether they may be relevant to their ownership and disposition of the Common Stock, pre-funded warrants or common warrants.

Under certain circumstances, a Non-U.S. Holder will be eligible for refunds or credits of withholding taxes imposed under FATCA by filing a U.S. federal income tax return. Prospective investors should consult their tax advisors regarding the effect of FATCA on their ownership and disposition of our Common Stock, pre-funded warrants or common warrants.

Information Reporting and Backup Withholding

Except as described below, a Non-U.S. Holder generally will be exempt from backup withholding and information reporting requirements with respect to dividend payments and the payment of the proceeds from the sale of our Common Stock, pre-funded warrants or common warrants effected at a United States office of a broker, as long as the payor or broker does not have actual knowledge or reason to know that the holder is a United States person and the holder has furnished to the payor or broker:

●	a valid IRS Form W-8BEN or Form W-8BEN-E on which the Non-U.S. Holder certifies, under penalties of perjury, that it is a non-United States person; or

●	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with Treasury regulations,

or the Non-U.S. Holder otherwise establishes an exemption.

However, we must report annually to the IRS and to Non-U.S. Holders the amount of dividends paid to them and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the respective Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

Payment of the proceeds from the sale of our Common Stock, pre-funded warrants or common warrants effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of our Common Stock, pre-funded warrants or common warrants by a Non-U.S. Holder that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

●	the proceeds are transferred to an account maintained by the Non-U.S. Holder in the United States;

●	the payment of proceeds or the confirmation of the sale is mailed to the Non-U.S. Holder at a United States address; or

●	the sale has some other specified connection with the United States as provided in the Treasury regulations,

unless the broker does not have actual knowledge or reason to know that the holder is a United States person and the documentation requirements described above are met or the Non-U.S. Holder otherwise establishes an exemption.

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In addition, a sale of Common Stock, pre-funded warrants or common warrants will be subject to information reporting if it is effected at a foreign office of a broker that is:

●	a United States person;

●	a “controlled foreign corporation” for U.S. federal income tax purposes;

●	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period; or

●	a foreign partnership, if at any time during its tax year (a) one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or (b) such foreign partnership is engaged in the conduct of a trade or business in the United States, unless the broker does not have actual knowledge or reason to know that the holder is a United States person and the documentation requirements described above are met or an exemption is otherwise established. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that the holder is a United States person.

Backup withholding is not an additional tax. A Non-U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the Non-U.S. Holder’s income tax liability by timely filing a refund claim with the IRS.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, PRE-FUNDED WARRANTS OR COMMON WARRANTS, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

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DIVIDEND POLICY

We have never declared or paid any cash dividends on our Common Stock and we do not currently intend to pay any cash dividends on our Common Stock in the foreseeable future. We expect to retain all available funds and future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends, if any, on our Common Stock will be at the discretion of our board of directors and will depend on, among other factors, the terms of any outstanding preferred stock, our results of operations, financial condition, capital requirements and contractual restrictions.

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LEGAL MATTERS

The validity of the securities being offered hereby will be passed upon by Covington & Burling LLP. The Placement Agent is being represented by Sullivan & Worcester LLP in connection with this offering.

EXPERTS

The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2025 have been so incorporated in reliance on the report of WithumSmith+Brown, PC, an independent registered public accounting firm, which report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.

Our web site address is http://www.imunon.com. There we make available free of charge, on or through the investor relations section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with the SEC. The information on our web site, however, is not, and should not be deemed to be, a part of this prospectus. All website addresses in this prospectus are intended to be inactive textual references only.

This prospectus is part of a registration statement we filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. The registration statement, its exhibits and the documents incorporated by reference in this prospectus and their exhibits, all contain information that is material to the offering of the securities hereby. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete. You should refer to the exhibits that are a part of the registration statement in order to review a copy of the contract or documents. The full registration statement and exhibits may be obtained from the SEC or us, as provided below. You may inspect a copy of the registration statement through the SEC’s website, as provided above.

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INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede that information.

We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below (except in each case the information contained in such document to the extent “furnished” and not “filed”) that we have filed with the SEC:

●	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed on March 31, 2026;

●	Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2026 (filed on May 12, 2026) and for the quarter ended June 30, 2026 (filed on August 11, 2026);

●	Our Current Reports on Form 8-K filed with the SEC on January 7, 2026, February 5, 2026, March 23, 2026, May 4, 2026, June 4, 2026, June 16, 2026, June 30, 2026, August 11, 2026 and September 29, 2026 (excluding any information furnished in such reports under Item 2.02, Item 7.01 or Item 9.01); and

●	Our Definitive Proxy Statement on Schedule 14A filed on May 4, 2026;

●	Description of Securities of the Company, incorporated herein by reference to Exhibit 4.8 to the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2025.

In	addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering (excluding any information furnished rather than filed), shall be deemed to be incorporated by reference into this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes hereof to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents) by writing or telephoning us at the following address:

Imunon, Inc.

997 Lenox Drive, Suite 100

Lawrenceville, NJ 08648

(609) 896-9100

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus.

The documents incorporated by reference may be accessed at our website: http://www.imunon.com.

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Up to $25,000,000 of Shares of Common Stock

Pre-Funded Warrants to Purchase Up to $25,000,000 of Shares of Common Stock

Placement Agent Warrants to Purchase Up to __________ Shares of Common Stock

Tranche A Common Warrants to Purchase Up to__________ Shares of Common Stock

Tranche B Common Warrants to Purchase Up to__________ Shares of Common Stock

Tranche C Common Warrants to Purchase Up to__________ Shares of Common Stock

Tranche D Common Warrants to Purchase Up to__________ Shares of Common Stock

Up to __________ Shares of Common Stock Underlying such Common Warrants and Pre-Funded Warrants

Preliminary Prospectus

Placement Agent

Maxim Group LLP

        , 2026

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses to be incurred in connection with the offering described in this registration statement, all of which will be paid by the Company. All amounts are estimates except for the SEC registration fee and the FINRA filing fee:

SEC registration fee	$
FINRA filing fee
Legal fees and expenses
Accounting fees and expenses
Printing and related expenses
Miscellaneous
Total expenses	$

Item 14. Indemnification of Directors and Officers.

The Company is incorporated under the laws of the State of Delaware. Our Bylaws provide that we shall, to the maximum extent and in the manner permitted by the DGCL, indemnify each of our directors and officers against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the Company; provided, however, that the Company may modify the extent of such indemnification by individual contracts with its directors and executive officers and, provided, further, that the Company shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized in advance by our board of directors, (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or (iv) such indemnification is required to be made pursuant to an individual contract.

Section 145 of the DGCL provides that a Delaware corporation has the power generally to indemnify its current and former directors, officers, employees and other agents (each, a “corporation agent”) against expenses and liabilities, including amounts paid in settlement, in connection with any proceeding involving such person by reason of his being a corporation agent, other than a proceeding by or in the right of the corporation, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, such person had no reasonable cause to believe such person’s conduct was unlawful.

In the case of an action brought by or in the right of the corporation, indemnification of a corporation agent is permitted if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification is permitted in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such proceeding was brought shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to such indemnification.

To the extent that a corporation agent has been successful on the merits or otherwise in the defense of such proceeding, whether or not by or in the right of the corporation, or in the defense of any claim, issue or matter therein, the corporation is required to indemnify such person for expenses in connection therewith. Under the DGCL, the corporation may advance expenses incurred by a corporation agent in connection with a proceeding, provided that the corporation agent undertakes to repay such amount if it shall ultimately be determined that such person is not entitled to indemnification. Our Bylaws require us to advance expenses to any director or officer entitled to indemnification, provided that such person undertakes to repay the advancement if it is determined in a final judicial decision from which there is no appeal that such person is not entitled to indemnification.

II-1

The power to indemnify and advance the expenses under the DGCL does not exclude other rights to which a corporation agent may be entitled to under our Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Our Bylaws permit us to secure insurance on behalf of our directors, officers, employees and agents for any expense, liability or loss incurred in such capacities, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the DGCL. We maintain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

The purpose of these provisions is to assist us in retaining qualified individuals to serve as our directors, officers, employees and agents by limiting their exposure to personal liability for serving as such.

Item 15. Recent Sales of Unregistered Securities.

During the third quarter ended September 30, 2026, the Company issued an aggregate of 107,953 shares of Common Stock to certain employees and directors pursuant to compensatory arrangements in reliance upon the exemption from registration provided by Section 4(a)(2) under the Securities Act. No underwriting discounts or commissions were paid in connection with these issuances.

On June 2, 2026, the Company entered into a securities purchase agreement with Streeterville Capital, LLC (“Streeterville”), providing for the issuance and sale by the Company, and the purchase by Streeterville, of (i) 250 shares of the Company’s Series A Preferred Stock, par value $0.01 per share (the “Series A Shares”), at a price of $10,000 per share, for aggregate proceeds of $2,500,000; (ii) a Secured Promissory Note A-1 in an original principal amount of $2,720,000 (the “A-1 Note”); and (iii) a Secured Promissory Note B in an original principal amount of $5,000,000 (the “B Note”, and together with the A-1 Note, the “Notes”). At closing, the Company received $10,000,000 from Streeterville, $5,000,000 of which was deposited into a bank account owned by a wholly-owned subsidiary of the Company as cash collateral for the Notes (the “Cash Collateral Account”). The Company intends to utilize the other $5,000,000 of proceeds from the closing, along with any proceeds later released from the Cash Collateral Account, for general corporate purposes, including research and development activities, capital expenditures and working capital.

On September 28, 2026, the Company and Streeterville entered into an Exchange Agreement (the “Exchange Agreement”). Pursuant to the Exchange Agreement, $1,200,000 of the principal amount of the A-1 Note (together with any accrued and unpaid interest thereon) will be exchanged for 120 shares of the Company’s Series B Preferred Stock, par value $0.01 per share (the “Series B Shares”, and together with the Series A Shares, the “Preferred Shares”) at a price of $10,000 per share (the “Exchange”). Upon the Exchange, the Company’s obligations under the A-1 Note will be reduced by the amount of principal and interest so exchanged. The Preferred Shares were issues in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act.

On July 30, 2024, we entered into a securities purchase agreement with certain institutional and other accredited investors, pursuant to which we issued and sold 5,000,000 shares of our Common Stock in a registered direct offering and warrants to purchase 5,000,000 shares of Common Stock in a concurrent private placement, for a combined purchase price of $2.00 per share of Common Stock and accompanying warrant. The closing of the private placement took place on August 1, 2024 and we received total gross proceeds of $10.0 million. H.C. Wainwright & Co., LLC acted as the lead placement agent, and Brookline Capital Markets, a division of Arcadia Securities, LLC, acted as co-placement agent for the registered direct offering and concurrent private placement. The placement agents were entitled to fees equal to 7.0% of the gross proceeds from the registered direct offering and concurrent private placement. The sales and issuances of securities in the transaction were not registered under the Securities Act in reliance upon the exemption from registration provided by Section 4(a)(2) thereof or Regulation D promulgated thereunder. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us.

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Item 16. Exhibits and Financial Statement Schedules.

(a) The exhibits set forth below have been or are being filed herewith and are numbered in accordance with Item 601 of Regulation S-K.

(b) Financial statement schedules have been omitted, as the information required to be set forth therein is included in the consolidated financial statements or notes thereto incorporated by reference into the prospectus forming part of this registration statement.

EXHIBIT NO.	DESCRIPTION

1.1+	Form of Placement Agency Agreement by and between Imunon, Inc. and Maxim Group LLC.

1.2+	Form of Securities Purchase Agreement.

3.1	Amended and Restated Certificate of Incorporation of Imunon, dated March 24, 2023, incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Company filed on March 24, 2023.

3.2	Amendment to the Restated Certificate of Incorporation, dated July 11, 2025, incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Company, filed on July 11, 2025.

3.3	Amendment to the Restated Certificate of Incorporation, dated July 21, 2025, incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Company, filed on July 23, 2025.

3.4	Amended and Restated Bylaws of the Company, effective on March 15, 2024, incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Company, filed on March 18, 2024.

3.5	Certificate of Designation of Preferences and Rights of Series A Preferred Stock, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Company filed on June 4, 2026.

3.6	Certificate of Designation of Preferences and Rights of Series B Preferred Stock, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Company filed on September 29, 2026.

4.1	Form of Amended and Restated Warrant (issued under First Amendment of Venture Loan and Security Agreement, dated as of August 1, 2020, by and among Imunon, Inc., Horizon Funding I, LLC, Horizon Funding Trust 2019-1, and Horizon Technology Finance Corporation, as Collateral Agent), incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Company, filed on September 4, 2020.

II-3

4.2	Form of Warrant, incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Company filed on July 31, 2024.

4.3	Form of Pre-Funded Warrant, incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Company filed on May 27, 2025.

4.4	Form of Warrant, incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K of the Company filed on May 27, 2025.

4.5	Form of Placement Agent Warrant, incorporated herein by reference to Exhibit 4.3 to the Current Report on Form 8-K of the Company filed on May 27, 2025.

4.6	Form of Pre-Funded Warrant, incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Company filed on December 31, 2025.

4.7	Form of Warrant, incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K of the Company filed on December 31, 2025.

4.8+	Form of Common Warrant (Tranche A, Tranche B, Tranche C, Tranche D).

4.9+	Form of Pre-funded Warrant.

4.10+	Form of Placement Agent Warrant.

5.1+	Opinion of Covington & Burling LLP.

10.1**	Imunon, Inc. 2007 Stock Incentive Plan, as amended, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company, filed on May 16, 2017.

10.2**	Form Inducement Offer to Exercise Common Stock Purchase Warrants, incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 2017.

10.3**	Imunon, Inc. 2018 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed May 15, 2018.

10.4**	First Amendment to the Imunon, Inc. 2018 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company, filed on May 15, 2019.

10.5**	Second Amendment to the Imunon, Inc. 2018 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company, filed on June 16, 2020.

10.6**	Third Amendment to the Celsion Corporation 2018 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company, filed on June 10, 2021.

II-4

10.7**	Imunon, Inc. 2018 Stock Incentive Plan, as amended as of June 14, 2023, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company, filed on June 15, 2023.

10.8**	Imunon, Inc. 2018 Stock Incentive Plan, as amended as of July 11, 2025, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company, filed on July 14, 2025.

10.9**	Form of Incentive Stock Option Grant Agreement under the 2018 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 2024.

10.10**	Form of Restricted Stock Agreement under the 2018 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 2024.

10.11**	Form of Nonqualified Stock Option and Restricted Stock Grant Agreement for employment inducement awards, incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed on August 29, 2024.

10.12**	Employment Offer Letter effective as of June 2, 2014, between the Company and Khursheed Anwer incorporated herein by reference to Exhibit 10.27 to the Annual Report of the Company for the year ended December 31, 2014.

10.13**	Employment Agreement between the Company and Michael H. Tardugno, effective as of July 18, 2022, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Company filed with the Commission on July 19, 2022.

10.14**	Amended and Restated Change in Control Agreement dated as of September 6, 2016, by and between the Company and Michael H. Tardugno, incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 2016.

10.15**

Employment Agreement, dated as of May 3, 2024, between the Company and Stacy Lindborg, Ph.D., incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on May 8, 2024.

10.16**	Retirement and Consulting Agreement, dated May 17, 2024, between the Company and Jeffrey Church, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on May 20, 2024.

10.17**	Offer Letter of Employment, dated October 2, 2024, between the Company and Susan Eylward, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on October 7, 2024.

10.18**	Offer Letter of Employment, dated February 1, 2025, between the Company and Douglas Faller, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on February 10, 2025.

10.19	Lease Agreement, executed July 21, 2011, by and between the Company and Brandywine Operating Partnership, L.P., incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on July 25, 2011.

II-5

10.20	First Amendment to Lease Agreement, executed April 20, 2017, by and between the Company and Lenox Drive Office Park, LLC, incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of the Company filed on November 14, 2017.

10.21	Second Amendment to Lease Agreement, dated January 9, 2019, by and between the Company and Lenox Drive Office Park, LLC, successor in interest to Brandywine Operating Partnership, L.P., incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 2019.

10.22	Lease Agreement dated January 15, 2018 between the Company and HudsonAlpha Institute of Biotechnology for office and lab space located in Huntsville, Alabama, incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 2018.

10.23	Settlement Agreement and Release, by and between the plaintiff to the shareholder action captioned O’Connor v. Braun, et al., N.J. Super., Dkt. No. MERC-00068-19, William J. O’Connor, derivatively on behalf of Imunon, Inc. and individually on behalf of himself and all other similarly situated stockholders of Imunon, Inc. and defendants, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Company, filed on June 16, 2020.

10.24	Form of Exercise Agreement, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company, filed on March 13, 2020.

10.25	At the Market Offering Agreement, dated May 25, 2022, by and between the Company and H.C. Wainwright & Co. LLC, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company, filed on May 25, 2022.

10.26	Amendment No. 1, dated May 15, 2024, to At the Market Offering Agreement, by and between the Company and H.C. Wainwright & Co. LLC, incorporated by reference to Exhibit 1.3 to the Company’s Registration Statement on Form S-3 (No. 333-279425) filed on May 15, 2024.

10.27	Form of Securities Purchase Agreement, dated as of July 30, 2024, by and among the Company and each purchaser party thereto, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company, filed on July 31, 2024.

10.28	Form of Exchange Agreement, dated May 12, 2025, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on May 13, 2025.

10.29	Form of Securities Purchase Agreement, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on May 27, 2025.

10.30	Form of Registration Rights Agreement, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Company filed on May 27, 2025.

10.31	Form of Securities Purchase Agreement, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on December 31, 2025.

10.32**

Retirement and Consulting Agreement dated February 4, 2026, between Imunon, Inc. and Khursheed Anwer, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on February 5, 2026.

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10.33***	Securities Purchase Agreement dated June 2, 2026, by and between the Company and Streeterville Capital, LLC, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on June 4, 2026.

10.34	Secured Promissory Note A-1 dated June 2, 2026, made by the Company in favor of Streeterville Capital, LLC, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Company filed on June 4, 2026.

10.35	Secured Promissory Note B dated June 2, 2026, made by the Company in favor of Streeterville Capital, LLC, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of the Company filed on June 4, 2026.

10.36**	IMUNON, Inc. 2018 Stock Incentive Plan, as amended as of June 16, 2026, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on June 16, 2026

10.37**	Master Services Agreement, dated June 24, 2026, by and between Imunon, Inc. and Danforth Health, Inc., incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on June 30, 2026.

10.38**	Form of Change in Control Agreement, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on May 4, 2026.

10.39	Exchange Agreement, dated September 28, 2026, by and between the Company and Streeterville Capital, LLC, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on September 29, 2026.

10.40+	Warrant Agency Agreement between the Company and Equiniti Trust Company, LLC, as warrant agent.

21.1	Subsidiaries of Imunon, Inc., incorporated by reference to Exhibit 21.1 to the Annual Report on Form 10-K of the Company for the year ended December 31, 2024 (SEC File No. 001-15911).

23.1+	Consent of WithumSmith+Brown, PC, independent registered public accounting firm for the Company.

23.2+	Consent of Covington & Burling LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page hereto).

**	Management contract or compensatory plan or arrangement.
***	Certain schedules and exhibits to this Exhibit have been omitted. The Company agrees to furnish a copy of the omitted schedules and exhibits to the Securities and Exchange Commission on a supplemental basis upon its request.
+	To be filed by amendment.

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Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

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(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lawrenceville, State of New Jersey, on October __, 2026.

IMUNON, INC.

By:	/s/
Stacy R. Lindborg, Ph.D.
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stacy Lindborg, Josh Blacher, and Sara Turken and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution and resubstitution, for him or her and in his or her name, place or stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

	President, Chief Executive Officer and	October __, 2026
Stacy R. Lindborg, Ph.D.	Director (Principal Executive Officer)

	Chief Financial Officer	October __, 2026
Josh Blacher	(Principal Financial and Accounting Officer)

	Executive Chairman and Director	October __, 2026
Michael H. Tardugno

	Director	October __, 2026
Frederick J. Fritz

	Director	October __, 2026
James E. Dentzer

	Director	October __, 2026
Donald Braun, Ph.D.

	Director	October __, 2026
Christine Pellizzari, J.D.

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